Exhibit 99.3
Management’s Responsibility
Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

 /s/ Graham Shuttleworth

Graham Shuttleworth
Senior Executive Vice President
and Chief Financial Officer
February 17, 2021

BARRICK YEAR-END 2020	121

Management’s Report on Internal Control over Financial Reporting
Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2020. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2020.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2020 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 123 - 126 of Barrick’s 2020 Annual Financial Statements.

BARRICK YEAR-END 2020	122

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Barrick Gold Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, cash flow and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2
T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit & Risk Committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment (impairment reversal) assessments for goodwill and other non-current assets and the measurement of initial fair value assigned to non-controlling interests

As described in Notes 2, 3, 4, 10, 19, 20 and 21 to the consolidated financial statements, the Company’s goodwill and other non-current assets are tested for impairment if there is an indicator of impairment (or reversal of impairment), and in the case of goodwill, annually during the fourth quarter. Impairment assessments and impairment reversal assessments for other non-current assets are conducted at the level of the cash generating unit (CGU), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes most liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment and impairment reversal assessments. The Company’s goodwill and other non-current assets balances at December 31, 2020 were $4.8 billion and $33.6 billion, respectively. During 2020, indicators of impairment were identified for the Veladero and Porgera CGUs and indicators of impairment reversal were identified for the Bulyanhulu, Buzwagi and North Mara CGUs. The Company identified that the Fair Value Less Costs of Disposal (FVLCD) exceeded the carrying value of the Bulyanhulu and the North Mara CGUs and recognized other non-current asset impairment reversals of $663 million and $46 million, for the Bulyanhulu and North Mara CGUs, respectively. The Company concluded that the carrying amounts of the Veladero and Porgera CGUs remained recoverable. The Company measures non-controlling interests at fair value at initial recognition. During 2020, the Company recognized a non-controlling interest of $238 million for the fair value of the Government of Tanzania’s 16% interests in the Bulyanhulu, Buzwagi and North Mara mines. Management estimated the recoverable amounts of the CGUs as the FVLCD and the fair value of the non-controlling interests issued using discounted estimates of future cash flows derived from the most recent life of mine (LOM) plan, estimated fair values of mineral resources outside

LOM plans and the application of a specific Net Asset Value (NAV) multiple for each CGU. Management’s estimates of FVLCD and the fair value of the non-controlling interests issued included significant assumptions and estimates with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans. Management’s estimates of future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans, are based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment (impairment reversal) assessments for goodwill and other non-current assets and the measurement of initial fair value assigned to non-controlling interests issued is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialists, in estimating the FVLCD of the CGUs and the fair value of the non-controlling interests issued; (ii) the degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the significant assumptions and estimates with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment (impairment reversal) assessments for goodwill and other non-current assets and the measurement of the initial fair value assigned to non-controlling interests issued, including controls over the significant assumptions used in management’s estimates of the FVLCD of the CGUs and the fair value of the non-controlling interests issued. These procedures also included, among others: testing management’s process for determining the estimates of FVLCD for the CGUs with goodwill and for each CGU where there is an indicator of impairment (or reversal of impairment) and the fair value of the non-controlling interests issued; evaluating the appropriateness of the methods and discounted cash flow models used; testing the completeness and accuracy of underlying data used in the models and evaluating the reasonableness of the significant assumptions used by management in the estimates of FVLCD and the fair value of the non-controlling interests issued. Evaluating the reasonableness of future metal price assumptions involved comparing those prices to external industry data. Evaluating the reasonableness of operating and capital costs was done by comparing those costs to recent actual operating and capital costs incurred and assessing whether these assumptions were consistent with evidence obtained in other areas of the audit, where appropriate. Evaluating the NAV multiple assumptions was done by comparing the assumptions to evidence of value from comparable market information. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans. As a basis for using this work, the qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists and evaluation of their findings. Professionals with specialized skill and knowledge assisted us in evaluating the reasonableness of the weighted average costs of capital and NAV multiples.

Uncertain tax positions
As described in Notes 2, 3 and 36 to the consolidated financial statements, the Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. As disclosed by management, the Company operates in certain jurisdictions that have increased degrees of political and sovereign risk and while host governments have historically supported the development of natural resources by foreign companies, tax legislation in these jurisdictions is developing. Management is required to assess uncertainties and make judgments when assessing the outcome and amounts recorded for uncertain tax positions. If actual results are significantly different from the Company’s assessments, this could necessitate future adjustments to tax income and expense already recorded.
The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are (i) the significant judgment by management when assessing the outcome and amounts recorded for uncertain tax positions, which include a high degree of estimation uncertainty; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s timely identification, recognition and measurement of uncertain tax positions; (iii) the evaluation of audit evidence available to support the amounts recorded for uncertain tax positions is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and recognition of the amounts recorded for uncertain tax positions, controls addressing the completeness of the uncertain tax positions, and controls over the measurement of the amounts recorded. These procedures also included, among others, testing the information used in the calculations of the amounts recorded for uncertain tax positions; testing the calculations of the amounts recorded for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions; and testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes of each uncertain tax position by reading correspondence with tax authorities. Professionals with specialized skill and knowledge assisted us in the evaluation of the status and results of income tax assessments including obtaining and reading external legal advice related to management’s positions, where applicable. These professionals with specialized skill and knowledge also assisted us in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are probable of being accepted by the taxation authority, the application of relevant tax laws, and estimated interest and penalties.
/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 17, 2021

We have served as the Company’s auditor since at least 1982. We have not been able to determine the specific year we began serving as auditor of the Company.

Consolidated Statements of Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars, except per share data)	2020	2019
Revenue (notes 5 and 6)	$12,595	$9,717
Costs and expenses
Cost of sales (notes 5 and 7)	7,417	6,911
General and administrative expenses (note 11)	185	212
Exploration, evaluation and project expenses (notes 5 and 8)	295	342
Impairment reversals (note 10)	(269)	(1,423)
Loss on currency translation	50	109
Closed mine rehabilitation (note 27b)	90	5
Income from equity investees (note 16)	(288)	(165)
Other (income) expense (note 9)	(178)	(3,100)
Income before finance items and income taxes	5,293	6,826
Finance costs, net (note 14)	(347)	(469)
Income before income taxes	4,946	6,357
Income tax expense (note 12)	(1,332)	(1,783)
Net income	$3,614	$4,574
Attributable to:
Equity holders of Barrick Gold Corporation	$2,324	$3,969
Non-controlling interests (note 32)	$1,290	$605
Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 13)
Net income
Basic	$1.31	$2.26
Diluted	$1.31	$2.26
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2020	127	FINANCIAL STATEMENTS

Consolidated Statements
of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2020	2019
Net income	$3,614	$4,574
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $nil and $nil	(3)	—
Realized (gains) losses on derivatives designated as cash flow hedges, net of tax $nil and $nil	4	—
Currency translation adjustments, net of tax $nil and $nil	(7)	(6)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on post-employment benefit obligations, net of tax $1 and ($3)	(6)	(6)
Net change in value of equity investments, net of tax ($38) and $nil	148	48
Total other comprehensive income	136	36
Total comprehensive income	$3,750	$4,610
Attributable to:
Equity holders of Barrick Gold Corporation	$2,460	$4,005
Non-controlling interests	$1,290	$605
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2020	128	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2020	2019
OPERATING ACTIVITIES
Net income	$3,614	$4,574
Adjustments for the following items:
Depreciation	2,208	2,032
Finance costs (note 14)	364	500
Net impairment reversals (note 10)	(269)	(1,423)
Income tax expense (note 12)	1,332	1,783
Loss on currency translation	50	109
Gain on sale of non-current assets (note 9)	(180)	(441)
Remeasurement of Turquoise Ridge to fair value (note 4)	—	(1,886)
Change in working capital (note 15)	(308)	(357)
Other operating activities (note 15)	(381)	(1,113)
Operating cash flows before interest and income taxes	6,430	3,778
Interest paid	(295)	(333)
Income taxes paid[1]	(718)	(612)
Net cash provided by operating activities	5,417	2,833
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(2,054)	(1,701)
Sales proceeds	45	41
Divestitures (note 4)	283	750
Investment sales (purchases)	220	(4)
Cash acquired in merger (note 4)	—	751
Other investing activities (note 15)	220	213
Net cash provided by (used in) investing activities	(1,286)	50
FINANCING ACTIVITIES
Lease repayments	(26)	(28)
Debt repayments	(353)	(281)
Dividends (note 31)	(547)	(548)
Funding from non-controlling interests (note 32)	11	140
Disbursements to non-controlling interests (note 32)	(1,367)	(421)
Other financing activities (note 15)	28	(1)
Net cash used in financing activities	(2,254)	(1,139)
Effect of exchange rate changes on cash and equivalents	(3)	(1)
Net increase (decrease) in cash and equivalents	1,874	1,743
Cash and equivalents at beginning of year (note 25a)	3,314	1,571
Cash and equivalents at the end of year	$5,188	$3,314
1 Income taxes paid excludes $203 million (2019: $115 million) of income taxes payable that were settled against offsetting VAT receivables.

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2020	129	FINANCIAL STATEMENTS

Consolidated Balance Sheets

	As at December 31, 2020	As at December 31, 2019
Barrick Gold Corporation
(in millions of United States dollars)
ASSETS
Current assets
Cash and equivalents (note 25a)	$5,188	$3,314
Accounts receivable (note 18)	558	363
Inventories (note 17)	1,878	2,289
Other current assets (note 18)	519	565
Total current assets (excluding assets classified as held-for-sale)	8,143	6,531
Assets classified as held-for-sale (note 4)	—	356
Total current assets	8,143	6,887
Non-current assets
Non-current portion of inventory (note 17)	2,566	2,300
Equity in investees (note 16)	4,670	4,527
Property, plant and equipment (note 19)	24,628	24,141
Intangible assets (note 20a)	169	226
Goodwill (note 20b)	4,769	4,769
Deferred income tax assets (note 30)	98	235
Other assets (note 22)	1,463	1,307
Total assets	$46,506	$44,392
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 23)	$1,458	$1,155
Debt (note 25b)	20	375
Current income tax liabilities	436	224
Other current liabilities (note 24)	306	622
Total current liabilities	2,220	2,376
Non-current liabilities
Debt (note 25b)	5,135	5,161
Provisions (note 27)	3,139	3,114
Deferred income tax liabilities (note 30)	3,034	3,091
Other liabilities (note 29)	1,268	823
Total liabilities	14,796	14,565
Equity
Capital stock (note 31)	29,236	29,231
Deficit	(7,949)	(9,722)
Accumulated other comprehensive loss	14	(122)
Other	2,040	2,045
Total equity attributable to Barrick Gold Corporation shareholders	23,341	21,432
Non-controlling interests (note 32)	8,369	8,395
Total equity	31,710	29,827
Contingencies and commitments (notes 2, 17, 19 and 36)
Total liabilities and equity	$46,506	$44,392
The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,
/s/ Mark Bristow	/s/ J. Brett Harvey
Mark Bristow, Director	J. Brett Harvey, Director

BARRICK YEAR-END 2020	130	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the Company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2020	1,777,927	$29,231	($9,722)	($122)	$2,045	$21,432	$8,395	$29,827
Net income	—	—	2,324	—	—	2,324	1,290	3,614
Total other comprehensive income	—	—	—	136	—	136	—	136
Total comprehensive income	—	$—	$2,324	$136	$—	$2,460	$1,290	$3,750
Transactions with owners
Dividends (note 31)	—	—	(547)	—	—	(547)	—	(547)
Issuance of 16% interest in Tanzania mines (note 21)	—	—	—	—	—	—	238	238
Sale of Acacia exploration properties	—	—	—	—	(13)	(13)	13	—
Issued on exercise of stock options	99	1	—	—	—	1	—	1
Funding from non-controlling interests (note 32)	—	—	—	—	—	—	11	11
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(1,578)	(1,578)
Dividend reinvestment plan (note 31)	164	4	(4)	—	—	—	—	—
Share-based payments	—	—	—	—	8	8	—	8
Total transactions with owners	263	$5	($551)	$—	($5)	($551)	($1,316)	($1,867)
At December 31, 2020	1,778,190	$29,236	($7,949)	$14	$2,040	$23,341	$8,369	$31,710

At January 1, 2019	1,167,847	$20,883	($13,453)	($158)	$321	$7,593	$1,792	$9,385
Net income	—	—	3,969	—	—	3,969	605	4,574
Total other comprehensive income	—	—	—	36	—	36	—	36
Total comprehensive income	—	$—	$3,969	$36	$—	$4,005	$605	$4,610
Transactions with owners
Dividends	—	—	(218)	—	—	(218)	—	(218)
Merger with Randgold Resources Limited (note 4)	583,669	7,903	—	—	—	7,903	872	8,775
Nevada Gold Mines JV with Newmont Goldcorp Corporation (note 4)	—	—	—	—	1,645	1,645	5,910	7,555
Acquisition of 36.1% of Acacia Mining plc (note 4)	24,837	423	—	—	70	493	(495)	(2)
Issued on exercise of stock options	131	2	—	—	—	2	—	2
Funding from non-controlling interests	—	—	—	—	—	—	140	140
Other decrease in non-controlling interests	—	—	—	—	—	—	(429)	(429)
Dividend reinvestment plan	1,443	20	(20)	—	—	—	—	—
Share-based payments	—	—	—	—	9	9	—	9
Total transactions with owners	610,080	$8,348	($238)	$—	$1,724	$9,834	$5,998	$15,832
At December 31, 2019	1,777,927	$29,231	($9,722)	($122)	$2,045	$21,432	$8,395	$29,827
1 Includes cumulative translation adjustments as at December 31, 2020: $95 million loss (December 31, 2019: $88 million loss).
2 Includes additional paid-in capital as at December 31, 2020: $2,002 million (December 31, 2019: $2,007 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2020	131	FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, SAR, TZS, XOF, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Papua New Guinea kina, Saudi riyal, Tanzanian shilling, West African CFA franc, South African rand, and Zambian kwacha, respectively.

1 ■ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.
We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have exploration and development projects located throughout the Americas and Africa.
2 ■ Significant Accounting Policies

a) Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 17, 2021.

b) Basis of Preparation
Subsidiaries
These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control of an investee is defined to exist when we are exposed to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have all of the following: power over the investee (i.e., existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect its returns. For non wholly-owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit or loss for the period that is attributable to non-controlling interests is typically calculated based on the ownership of the minority shareholders in the subsidiary. Certain subsidiaries are subject to economic sharing agreements, which require an annual true-up payment to ensure the terms of the agreement are being fulfilled.

Joint Arrangements
A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations (“JO”) and joint ventures (“JV”).
A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to our interests in joint operations, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Our investments in JVs are accounted for using the equity method.
On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and our share of post-acquisition movements in Other Comprehensive Income (“OCI”). If the carrying value in an equity method investment is reduced to zero, additional losses are not provided for, and a liability is not recognized, unless the Company has incurred legal or constructive obligations, or made payments on behalf of the equity method investment.

BARRICK YEAR-END 2020	132	NOTES TO FINANCIAL STATEMENTS

Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2020:

	Place of business	Entity type	Economic interest[1]	Method[2]
Nevada Gold Mines[3,4,5,6,7]	United States	Subsidiary	61.5%	Consolidation
North Mara[3,8]	Tanzania	Subsidiary	84%	Consolidation
Bulyanhulu[3,8]	Tanzania	Subsidiary	84%	Consolidation
Buzwagi[3,8]	Tanzania	Subsidiary	84%	Consolidation
Loulo-Gounkoto[3]	Mali	Subsidiary	80%	Consolidation
Tongon[3]	Côte d’Ivoire	Subsidiary	89.7%	Consolidation
Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation
Norte Abierto Project	Chile	JO	50%	Our share
Donlin Gold Project	United States	JO	50%	Our share
Porgera Mine[9,10]	Papua New Guinea	JO	47.5%	Our share
Veladero	Argentina	JO	50%	Our share
Kibali[11]	Democratic Republic of Congo	JV	45%	Equity Method
Jabal Sayid[11]	Saudi Arabia	JV	50%	Equity Method
Zaldívar[11]	Chile	JV	50%	Equity Method
1Unless otherwise noted, all of our joint arrangements are funded by contributions made by the parties sharing joint control in proportion to their economic interest.
2For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
3We consolidate our interests in Carlin, Cortez, Turquoise Ridge, Phoenix, Long Canyon, North Mara, Bulyanhulu, Buzwagi, Loulo-Gounkoto, Tongon and Pueblo Viejo and record a non-controlling interest for the 38.5%, 38.5%, 38.5%, 38.5%, 38.5%, 16%, 16%, 16%, 20%, 10.3% and 40%, respectively, that we do not own.
4On July 1, 2019, Barrick’s Goldstrike (including 60% of South Arturo) and Newmont’s Carlin were contributed to Nevada Gold Mines, a joint venture with Newmont, and are now referred to as Carlin. This brought our ownership to 61.5% of Carlin (including 36.9% of South Arturo).
5On July 1, 2019, Cortez was contributed to Nevada Gold Mines bringing our ownership down to 61.5%.
6Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. This brought our ownership to 61.5% of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.
7Phoenix and Long Canyon were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019, resulting in an ownership of 61.5%.
8On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own, bringing our ownership from 63.9% to 100%. The Government of Tanzania’s 16% free-carried interest was made effective from January 1, 2020, bringing our ownership down to 84%.
9We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.
10We recognize our share of Porgera on a 47.5% interest basis, reflecting Barrick’s undisputed ownership position prior to April 24, 2020, and the ownership position Barrick is asserting in its legal proceedings in Papua New Guinea court. On August 16, 2019, the special mining lease (the “SML”) at Porgera was terminated and on April 24, 2020, the Government of Papua New Guinea indicated that the SML would not be extended. On October 15, 2020, Barrick Niugini Limited, the majority owner and operator of the Porgera joint venture, and Prime Minister Marape issued a joint press release indicating that they had productive discussions toward mutually acceptable arrangements for a new Porgera partnership to reopen and operate the mine going forward. Efforts to reach a memorandum of agreement are ongoing and, at this time, it is not certain when a binding memorandum of agreement will be reached by the parties or what the final terms will be (including Barrick’s percentage ownership interest in the Porgera mine). For additional information, see note 36.
11Barrick has commitments of $653 million relating to its interest in the joint ventures.

c) Business Combinations
On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.
When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.
Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

BARRICK YEAR-END 2020	133	NOTES TO FINANCIAL STATEMENTS

d) Non-current Assets and Disposal Groups Held-for-Sale and Discontinued Operations
Non-current assets and disposal groups are classified as assets held-for-sale (“HFS”) if it is highly probable that the value of these assets will be recovered primarily through sale rather than through continuing use. They are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the income statement. Once classified as HFS, property, plant and equipment are no longer amortized. The assets and liabilities are presented as HFS in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification.
A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company and represents a major line of business or geographic area, and the value of this component is expected to be recovered primarily through sale rather than continuing use.
Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income/loss from discontinued operations.

e) Foreign Currency Translation
The functional currency of the Company, for each subsidiary of the Company, and for joint arrangements and associates, is the currency of the primary economic environment in which it operates. The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:
▪Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
▪Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”);
▪Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
▪Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
▪Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

f) Revenue Recognition
We record revenue when evidence exists that all of the following criteria are met:
•The significant risks and rewards of ownership of the product have been transferred to the buyer;
•Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
•The amount of revenue can be reliably measured;
•It is probable that the economic benefits associated with the sale will flow to us; and
•The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

Gold Bullion Sales
Gold bullion is sold primarily in the London spot market. The sale price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales
Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income and presented separately in note 6 of these consolidated financial statements.

Streaming Arrangements
As the deferred revenue on streaming arrangements is considered variable consideration, an adjustment is made to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in the fourth quarter of each year). The change in the transaction price per unit results in a cumulative catch-up adjustment to revenue in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding cumulative catch-up adjustment is made to accretion expense, reflecting the impact of the change in the deferred revenue balance.

g) Exploration and Evaluation
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

BARRICK YEAR-END 2020	134	NOTES TO FINANCIAL STATEMENTS

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.
Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a prefeasibility study, and we have recognized reserves in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant and Equipment, as described in note 2n.

h) Production Stage
A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.
When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

i) Earnings per Share
Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options that have an exercise price less than the average market price of our common shares are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

j) Taxation
Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.
Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.
Deferred income tax liabilities are recognized for all taxable temporary differences, except:
•Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and
•In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax assets and unused tax losses can be utilized, except:
•Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and
•In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.
Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

BARRICK YEAR-END 2020	135	NOTES TO FINANCIAL STATEMENTS

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.
The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. Tax liabilities for uncertain tax positions are adjusted by the Company to reflect its best estimate of the probable outcome of assessments and in light of changing facts and circumstances, such as the completion of a tax audit, expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the uncertain tax positions until they are resolved. Some of these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.

Royalties and Special Mining Taxes
Income tax expense includes the cost of royalties and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes
Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

k) Other Investments
Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI. Warrant investments are classified as fair value through profit or loss (“FVPL”).

l) Inventory
Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form.
Metal inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling and processing costs.
Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Inventory provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

m) Royalties
Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (“NSR”) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include:
•Net profits interest (“NPI”) royalty to a party other than a government,
•Modified net smelter return (“NSR”) royalty,
•Net smelter return sliding scale (“NSRSS”) royalty,
•Gross proceeds sliding scale (“GPSS”) royalty,
•Gross smelter return (“GSR”) royalty,
•Net value (“NV”) royalty,
•Land tenement (“LT”) royalty, and a
•Gold revenue royalty.

n) Property, Plant and Equipment

Estimated useful lives of Major Asset Categories

Buildings, plant and equipment	1 – 34 years
Underground mobile equipment	3 - 7 years
Light vehicles and other mobile equipment	1 - 7 years
Furniture, computer and office equipment	1 - 7 years

Buildings, Plant and Equipment
At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.
We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.
Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less

BARRICK YEAR-END 2020	136	NOTES TO FINANCIAL STATEMENTS

accumulated depreciation and applicable impairment losses.
Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Mineral Properties
Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties
On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs
At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.
Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

iii) Open Pit Mine Development Costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.
Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in LOM ore; (2) the amount of ore tonnes mined versus total LOM expected ore tonnes mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (1) improves access to a component of the ore body to be mined in the future; (2) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (3) increases the productive capacity or extends the productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.
    Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

Construction-in-Progress
Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Leasing Arrangements
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities

BARRICK YEAR-END 2020	137	NOTES TO FINANCIAL STATEMENTS

include the net present value of the following lease payments:
•fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•variable lease payments that are based on an index or a rate;
•amounts expected to be payable by the lessee under residual value guarantees;
•the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of the lease liability;
•any lease payments made at or before the commencement date less any lease incentives received;
•any initial direct costs; and
•restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are generally comprised of IT equipment and small items of office furniture.

Capitalized Interest
We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Insurance
We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is receivable or virtually certain and the amount receivable is fixed or determinable. For business interruption insurance, the amount recoverable is only recognized when receipt is virtually certain, as supported by notification of a minimum or proposed settlement amount from the insurance adjuster.

o) Impairment (and Reversals of Impairment) of Non-Current Assets
We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes most liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.
The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal
An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes.

p) Intangible Assets
Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.
On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.
We also have water rights associated with our mineral properties. Upon acquisition, they are measured at

BARRICK YEAR-END 2020	138	NOTES TO FINANCIAL STATEMENTS

initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist.

q) Goodwill
Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual minesites, and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”).
The recoverable amount of an operating segment is the higher of VIU and FVLCD. A goodwill impairment is recognized for any excess of the carrying amount of the operating segment over its recoverable amount. Goodwill impairment charges are not reversible.

r) Debt
Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method.

s) Derivative Instruments and Hedge Accounting
Derivative Instruments
Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecasted transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Fair Value Hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statements of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.

Cash Flow Hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in equity are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.
When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statements of income.

Non-Hedge Derivatives
Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of income.

t) Embedded Derivatives
Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above.

u) Environmental Rehabilitation Provision
Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Abnormal costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.
Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to closure/rehabilitation of tailings facilities, heap leach pads and waste dumps;

BARRICK YEAR-END 2020	139	NOTES TO FINANCIAL STATEMENTS

demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.
The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.
Significant judgments and estimates are involved in forming expectations of future activities, the amount and timing of the associated cash flows and the period over which we estimate those cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.
When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.
Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment.
Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

v) Litigation and Other Provisions
Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

w) Stock-Based Compensation
We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries.
Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled. Barrick offers cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”) and Performance Granted Share Units (“PGSU”)) awards to certain employees, officers and directors of the Company.
Equity-settled awards are measured at fair value, using the Lattice model for stock options, with market-related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs

BARRICK YEAR-END 2020	140	NOTES TO FINANCIAL STATEMENTS

(i.e., cost of sales or general and administrative) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Global Employee Share Plan (“GESP”), Long-Term Incentive Plan “LTIP”) and Barrick Share Purchase Plan (“BSPP”)) awards to certain employees, officers and directors of the Company.
We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Employee Stock Option Plan
Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest equally over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units
Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within three years in cash and the after-tax value of the award may be used to purchase common shares on the open market, depending on the terms of the grant. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.
A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of general and administrative expenses and cost of sales. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units
Under our DSU plan, Directors must receive at least 63.6% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. We also allow granting of DSUs to other officers and employees at the discretion of the Board Compensation Committee.

Performance Granted Share Units
Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from one to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant, or if the grant date occurs during a blackout period, by the greater of (i) the closing price of Barrick common shares on the day prior to the grant date and (ii) the closing price of Barrick Common Shares on the first day following the expiration of the blackout.
For all PGSUs that were granted prior to 2020, upon vesting, the after-tax value of the award is used to purchase common shares and generally these shares cannot be sold until the employee retires or leaves Barrick. These PGSUs vest at the end of the third year from the date of the grant.
PGSUs granted on or after 2020 vest within three years in cash, and the after-tax value of the award is used to purchase common shares on the open market.
The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.

Long-Term Incentive Plan (Employees)
Under our LTIP plan, restricted shares are issued to selected employees, subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of shares as well as a number of company-related performance criteria. All employees to whom restricted shares have been granted are expected to meet this level of performance. The performance period is up to three years where the employee must remain in employment for the shares to vest. There are no market-based vesting conditions on the share awards.

Long-Term Incentive Plan (Executive Directors)
The LTIP is subject to three performance conditions: relative total shareholder return compared to the Euromoney Global Gold Index, total cash cost per ounce and reserve replacement ratio. No dividends are attributable during the vesting period.

Barrick Share Purchase Plan
Under our BSPP plan, certain Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%-10% of their base

BARRICK YEAR-END 2020	141	NOTES TO FINANCIAL STATEMENTS

salary, and Barrick will match 100% of the contribution, up to a maximum of C$5,000 or US$4,000 per year.
Both Barrick and the employee make the contributions with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee and Barrick contributions have no vesting requirement. The shares purchased with Barrick contributions must be held for five years or until the employee ceases employment.
Barrick recognizes the expense when Barrick contributions are made and has no ongoing liability.

Global Employee Share Plan
Under our GESP plan, Barrick employees are awarded Company Common Shares. These shares vest immediately, but must be held until the employee ceases to be employed by the Company. Barrick recognizes the expense when the award is announced and has no ongoing liability.

x) Post-Retirement Benefits
Defined Contribution Pension Plans
Certain employees take part in defined contribution employee benefit plans whereby we contribute up to a certain percentage of the employee’s annual salary. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and annual short-term incentive. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans
We have qualified defined benefit pension plans that cover certain former United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities.
As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. No funding is done on these plans and contributions for future years are required to be equal to benefit payments.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in OCI in the period in which they arise.
Our valuations are carried out using the projected unit credit method. We record the difference between the fair value of the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities
Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.
The discount rate and life expectancy are the assumptions that generally have the most significant impact on our pension cost and obligation.

Other Post-Retirement Benefits
We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI.

y) New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.

BARRICK YEAR-END 2020	142	NOTES TO FINANCIAL STATEMENTS

3 ■ Critical Judgments, Estimates, Assumptions and Risks

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Life of Mine (“LOM”) Plans and Reserves and Resources
Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; the current/non-current classification of inventory; the recognition of deferred revenue related to streaming arrangements and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects requirements. To calculate our gold reserves, as at December 31, 2020, we have used a gold price assumption of $1,200 per ounce, consistent with the prior year. To calculate our measured, indicated, and inferred gold resources, as at December 31, 2020, we have used a gold price assumption of $1,500 per ounce, consistent with the prior year. Refer to notes 19 and 21.

Inventory
The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies.
Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Impairment and Reversal of Impairment for Non-Current Assets and Impairment of Goodwill
Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually during the fourth quarter, for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic, legal and permitting environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, fair value of mineral resources outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2o, 2q and 21 for further information.

Provisions for Environmental Rehabilitation
Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs (including water treatment), the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2u and 27 for further information.

Taxes
Management is required to assess uncertainties and make judgments and estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes such as royalties and export duties, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. While these amounts represent management’s best estimate based on the laws and regulations that exist at the time of preparation, we operate in certain jurisdictions that have increased degrees of political and sovereign risk and while host governments have historically supported the development of natural resources by foreign companies, tax legislation in these jurisdictions is developing and there is a risk that fiscal reform changes with respect to existing investments could unexpectedly impact application of this tax legislation. Such changes could impact the Company’s judgments about the amounts recorded for uncertain tax positions, tax basis of assets and liabilities, and related

BARRICK YEAR-END 2020	143	NOTES TO FINANCIAL STATEMENTS

deferred income tax assets and liabilities, and estimates of the timing of repatriation of earnings. This could necessitate future adjustments to tax income and expense already recorded. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2j, 12, 30 and 36 for further information.

Contingencies
Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements. Refer to note 36 for more information.

Pascua-Lama Value Added Tax
The Pascua-Lama project received $459 million as at December 31, 2020 ($424 million as at December 31, 2019) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. Interest on this amount would accrue from the date of non-compliance.
In addition, we have recorded $53 million in VAT recoverable in Argentina as at December 31, 2020 ($72 million as at December 31, 2019) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

Streaming Transactions
The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine has been accounted for as deferred revenue since we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 29 for further details.
The deferred revenue component of our streaming agreements is considered variable and is subject to retroactive adjustment when there is a change in the timing of the delivery of ounces or in the underlying production profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a streaming agreement will result in retroactive adjustments to both the deferred revenue recognized and the accretion recorded prior to the date of the change. Refer to note 2f. There was a $1 million cumulative catch-up adjustment recorded in the fourth quarter of 2020 related to the Pueblo Viejo streaming transaction as that is when the updated LOM was completed. For further details on streaming transactions, including our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”), refer to Note 29.

Business Combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, NAV multiples, value of resources outside LOM plans in relation to the assumptions for comparable entities as well as market values per ounce and per pound and discount rates. The excess of the purchase price over the estimated fair value of the net assets acquired is then assigned to goodwill. Goodwill is assigned to individual CGUs based on the relative fair value and/or the CGUs that are expected to benefit from the synergies of the business combination. Refer to note 4 for further details on acquisitions.

Covid-19
On March 11, 2020, the Covid-19 outbreak was declared a pandemic by the World Health Organization. The outbreak and efforts to contain it have had a significant effect on commodity prices and capital markets. We have adopted certain operating procedures to respond to Covid-19, and to date, our operations have not been significantly impacted by the pandemic with the exception of Veladero where the government of Argentina implemented a mandatory nationwide quarantine in March 2020. Although this was lifted in April, movement and social distancing restrictions have impacted the remobilization of employees and contractors back to Veladero. Notwithstanding the proactive and considered actions taken to maintain a safe workplace, it is possible that in the future there will be negative impacts on our operations or supply chain and the pandemic may trigger actions such as reduced mining and production activities at our operations. This could have a material adverse effect on our cash flows, earnings, results of operations and financial position.
Our sites have continued to produce and sell their production, with no significant disruptions to date other than Veladero as noted above. Our ability to maintain production across our operations combined with increased market gold prices, has resulted in Barrick being able to deliver $5.4 billion in operating cash flow for the year ended December 31, 2020. Barrick has $5.2 billion in cash, an undrawn $3.0 billion credit facility and no significant debt repayments due until 2033, providing us with sufficient liquidity to manage through this period of uncertainty.

BARRICK YEAR-END 2020	144	NOTES TO FINANCIAL STATEMENTS

Other Notes to the Financial Statements

Note
Acquisitions and Divestitures	4
Segment information	5
Revenue	6
Cost of sales	7
Exploration, evaluation and project expenses	8
Other expense (income)	9
Impairment (reversals) charges	10
General and administrative expenses	11
Income tax expense	12
Earnings (loss) per share	13
Finance costs, net	14
Cash flow - other items	15
Investments	16
Inventories	17
Accounts receivable and other current assets	18
Property, plant and equipment	19
Goodwill and other intangible assets	20
Impairment and reversal of non-current assets	21
Other assets	22
Accounts payable	23
Other current liabilities	24
Financial instruments	25
Fair value measurements	26
Provisions	27
Financial risk management	28
Other non-current liabilities	29
Deferred income taxes	30
Capital stock	31
Non-controlling interests	32
Related party transactions	33
Stock-based compensation	34
Post-retirement benefits	35
Contingencies	36

4 ■ Acquisitions and Divestitures

a) Massawa Project
On March 4, 2020, Barrick and our Senegalese joint venture partner completed the sale of our aggregate 90% interest in the Massawa project (“Massawa”) in Senegal to Teranga Gold Corporation (“Teranga”) for total consideration fair valued at $440 million on the date of closing. Barrick received 92.5% of the consideration for its interest in the Massawa project, with the balance received by Barrick’s local Senegalese partner. Barrick received a net of $256 million in cash and 19,164,403 Teranga common shares (worth $104 million at the date of closing) plus a contingent payment of up to $46.25 million based on the three-year average gold price, which was valued at $28 million at the date of closing. The cash consideration received was net of $25 million that Barrick provided through its participation in the $225 million syndicated debt financing facility secured by Teranga in connection with the transaction. Subsequent to year-end, we received full repayment of the outstanding loan. The difference between the fair value of consideration received and the carrying value of the assets on closing was $54 million and was recognized as a gain in the first quarter of 2020.

b) Eskay Creek
On August 4, 2020 Barrick entered into a definitive agreement with Skeena Resources Limited (“Skeena”) pursuant to which Skeena exercised its option to acquire the Eskay Creek project in British Columbia and Barrick waived its back-in right on the Eskay Creek project. The consideration under the definitive agreement consisted of: (i) the issuance by Skeena of 22,500,000 units (the “Units”), with each Unit comprising one common share of Skeena and one half of a warrant, with each whole warrant entitling Barrick to purchase one additional common share of Skeena at an exercise price of C$2.70 each until the second anniversary of the closing date; (ii) the grant of a 1% NSR royalty on the entire Eskay Creek land package; and (iii) a contingent payment of C$15 million payable during a 24-month period after closing. The transaction closed on October 5, 2020 and we recognized a gain of $59 million for the year ended December 31, 2020.

c) Bullfrog
On October 13, 2020, Barrick announced that wholly-owned subsidiaries of Barrick and Bullfrog Gold Corp. (“Bullfrog”) have entered into a definitive agreement pursuant to which Barrick will sell to Bullfrog all of Barrick’s mining claims, historical resources, permits, rights of way and water rights in the Bullfrog mine area (the “Barrick Lands”). Consideration for the transaction consisted of (i) the issuance by Bullfrog of 54,600,000 units, with each unit comprising one common share of Bullfrog and one warrant entitling Barrick to purchase one additional common share of Bullfrog at an exercise price of C$0.30 each until the fourth anniversary of the closing date, and (ii) a 2% NSR royalty on all minerals produced from the Barrick Lands, subject to a maximum aggregate NSR royalty of 5.5% on any individual mining claim and a minimum 0.5% NSR royalty granted to Barrick on any individual mining claim. The transaction closed on October 26, 2020 and we recognized a gain of $22 million for the year ended December 31, 2020.

d) Morila
On November 10, 2020, Barrick and AngloGold Ashanti Limited completed the sale of our combined 80% interest in the Morila gold mine in Mali to Firefinch Limited (previously Mali Lithium Limited) for $28.8 million cash consideration. The State of Mali continues to hold the remaining 20% of the Morila gold mine. The consideration received was allocated against the interests that AngloGold Ashanti and Barrick held in Morila, as well as intercompany loans that Barrick held against Morila, and the transaction resulted in a gain for Barrick of $27 million for the year ended December 31, 2020.

e) Lagunas Norte
On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd for total consideration of up to $81 million, with $20 million of upfront cash consideration on closing. Completion of the sale is subject to closing conditions.

BARRICK YEAR-END 2020	145	NOTES TO FINANCIAL STATEMENTS

f) Kalgoorlie
On November 28, 2019, we completed the sale of our 50% interest in the Kalgoorlie mine in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. The transaction resulted in a gain of $408 million for the year ended December 31, 2019.

g) Acacia Mining plc
On September 17, 2019, Barrick acquired all of the shares in Acacia Mining plc (“Acacia”) that we did not already own (36.1%) through a share-for-share exchange of 0.168 Barrick shares and any Acacia Exploration Special Dividends for each ordinary share of Acacia. This transaction resulted in the issuance of 24,836,670 Barrick common shares or approximately 1% of Barrick’s share capital. The Acacia Exploration Special Dividends and any deferred cash consideration dividends (if applicable) will be paid as a consequence of a sales process to realize value from the sale of certain Acacia exploration properties to be undertaken during the two-year period following closing. On December 3, 2020, we declared the first interim Acacia Exploration Special Dividend based on cash received and non-cash consideration that has been monetized.
The difference between the carrying value of the non-controlling interest and the September 16, 2019 closing price of Barrick's common shares issued was recorded in equity in the third quarter of 2019 in the amount of $70 million.
Notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience. As at September 30, 2019, we derecognized the non-controlling interest on the balance sheet related to our former 63.9% ownership of Acacia to reflect our 100% interest.
On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”) and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT received a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments.
Barrick and the GoT continue efforts to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.
Operating results are included at 100% from October 1, 2019 up until the GoT's 16% free-carried interest was made effective on January 1, 2020, and on an 84% basis thereafter. Refer to note 36 for further details on the agreement and impact on outstanding contingencies.

h) Nevada Joint Venture
On March 10, 2019, we entered into an implementation agreement with Newmont Mining Corporation, now Newmont Corporation ("Newmont"), to create a joint venture combining our respective mining operations, assets, reserves and talent in Nevada, USA. This includes Barrick's Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont's Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5% of the joint venture. On July 1, 2019, the transaction concluded establishing Nevada Gold Mines LLC ("Nevada Gold Mines"). Barrick, as the majority joint venture partner, has the right to appoint a majority of the board members and can therefore control decisions requiring majority approval including, but not limited to, LOM plans, budgets and capital projects. Therefore, we have determined that Barrick controls Nevada Gold Mines and began consolidating the operating results, cash flows and net assets from July 1, 2019 with a 38.5% non-controlling interest.
We have determined that the transaction to acquire the Newmont mines represents a business combination with Barrick identified as the acquirer. We have undertaken a purchase price exercise to determine the fair value of the Newmont mines acquired and the fair value of the non-controlling interest of the Barrick mines contributed as consideration. The table below presents the final allocation of the purchase price to the assets and liabilities acquired. This allocation was completed in the fourth quarter of 2019. The $1,645 million difference between the carrying value and the fair value of the non-controlling interest in the Barrick mines contributed was recorded in equity in the third quarter of 2019.

($ millions)
Fair value of non-controlling interest of Barrick mines contributed	$3,897
Final fair value allocation of Newmont mines acquired
Current assets	$149
Inventory	970
Property, plant and equipment	3,534
Goodwill	2,520
Total assets	$7,173
Current liabilities	$119
Deferred income tax liabilities	268
Provisions	449
Total liabilities	$836
Non-controlling interests	2,440
Net assets acquired	$3,897

The Barrick mines in which we held 100% interest prior to the creation of Nevada Gold Mines (Cortez, Goldstrike and Goldrush) will continue to be accounted for at historical cost and continue to be consolidated with a non-controlling interest in these mines recorded as of July 1, 2019. Prior to July 1, 2019, our 75% interest in the Turquoise Ridge mine was accounted for as a joint operation and following its contribution to Nevada Gold Mines, it has been consolidated with a non-controlling interest. It was determined that the contribution of our 75% share of the assets and liabilities of Turquoise Ridge to Nevada Gold

BARRICK YEAR-END 2020	146	NOTES TO FINANCIAL STATEMENTS

Mines resulted in a requirement to remeasure our retained interest at fair value as Turquoise Ridge was previously accounted for as a joint operation over which we now have control and consolidate. As a result, we recognized a gain of $1.9 billion in the third quarter of 2019.
We primarily used a discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests and used a replacement cost approach in determining the fair value of buildings, plant and equipment. Expected future cash flows were based on estimates of future commodity prices inclusive of a $1,300 per ounce gold price, projected future revenues, estimated quantities of mineral reserves and resources, including expected conversion of resources to reserves, expected future production costs, and capital expenditures based on the life of mine plans for the mines as at the acquisition date.
Goodwill arose on the acquisition principally because of the following factors: (1) it combines high-quality gold reserves in one of the world’s most prolific gold districts, positioning the Company for sustainable growth; (2) the ability to optimize ore sources and production schedules across the joint venture; and (3) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.
Since July 1, 2019, the acquired Newmont mines contributed revenue of $1,184 million and net income of $322 million for the year ended December 31, 2019. If the acquisition had occurred on January 1, 2019, consolidated revenue and consolidated net income for 2019 would have been $10,745 million and $4,500 million, respectively.
Acquisition-related costs of approximately $30 million were expensed in 2019 and were presented as part of corporate development costs in exploration, evaluation & project expense.

i) Randgold Resources Limited (“Randgold”) Merger
On January 1, 2019, we acquired 100% of the issued and outstanding shares of Randgold Resources Limited (the “Merger”). Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. Based on the December 31, 2018 closing share price of Barrick’s common shares, the total consideration of the acquisition was $7.9 billion. We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019.
Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the Democratic Republic of Congo; Tongon in Côte d’Ivoire; Loulo-Gounkoto and Morila in Mali; and the Massawa project in Senegal.
The table below presents the purchase cost and our allocation of the purchase price to the assets acquired and liabilities assumed. This allocation was finalized in the fourth quarter of 2019.

($ millions)
Purchase Cost
Fair value of equity shares issued	$7,903
Fair value of restricted shares issued	6
Fair value of consideration	$7,909

Final Fair Value at Acquisition
Cash	$751
Other current assets	319
Equity in investees	3,253
Property, plant and equipment	3,869
Other assets	230
Goodwill	1,672
Total assets	$10,094
Current liabilities	$539
Deferred income tax liabilities	688
Provisions	55
Debt[1]	31
Total liabilities	$1,313
Non-controlling interests	872
Net assets	$7,909
1Debt mainly relates to leases as a result of adopting IFRS16.

In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. We primarily used a discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests and used a replacement cost approach in determining the fair value of buildings, plant and equipment. Expected future cash flows are based on estimates of future gold prices and projected future revenues, estimated quantities of mineral reserves and resources, including expected conversion of resources to reserves, expected future production costs, and capital expenditures based on the life of mine plans as at the acquisition date. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.
Goodwill arose on the acquisition principally because of the following factors: (1) it significantly strengthened Barrick’s position in the industry relative to high-quality gold reserves in many of the world’s most prolific gold districts, positioning the Company for sustainable growth; (2) it included the acquisition of a proven management team, with a shared vision and commitment to excellence, and a powerful financial base that will support sustainable investment in growth; and (3) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.
The fair value of accounts receivable was $193 million as at January 1, 2019, which was equivalent to the contractual amount.
Prior to the Merger, Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $267.7 million as at January 1, 2019. The total amount of the various tax claims, not including advances made in good faith to date, stood at

BARRICK YEAR-END 2020	147	NOTES TO FINANCIAL STATEMENTS

$275 million as at December 31, 2019. During 2016, Randgold received payment demands in respect of certain of these disputed amounts, and consequently, from 2016 up to December 2018, Randgold paid tax advances to the State of Mali to support the resolution of the tax disputes, which, after offsetting other tax payments, resulted in a receivable being recorded of $41.1 million. As part of the purchase price allocation for the Merger, the fair value of this receivable was reduced to $nil. In 2019, a further $60 million was paid as part of a settlement proposal to resolve outstanding assessments with respect to 2016 and prior year periods. This amount was recorded as a provision in the purchase price allocation. In 2020, the Company has settled all of the historic tax disputes, including the reconciliation of VAT balances as at June 30, 2019, with the State of Mali and the matters are now closed. Refer to note 36 for further details.
Randgold contributed revenue of $1,390 million and net income of $241 million for the year ended December 31, 2019.
Acquisition-related costs of approximately $37 million were expensed in 2018 and were presented as part of corporate development costs in exploration, evaluation & project expense.

5 ■ Segment Information

Barrick’s business is organized into eighteen minesites and one project. Barrick’s CODM (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Each individual minesite and the Pascua-Lama project are operating segments for financial reporting purposes. Our presentation of our reportable operating segments consists of 10 gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, Porgera, North Mara and Bulyanhulu). The remaining operating segments, including our copper mines, remaining gold mines and project, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Prior period figures have been restated to reflect the changes made to our reportable operating segments in the current year.

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2020	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2,3]	$2,952	$1,318	$306	$30	$1	$1,297
Cortez[2]	1,409	543	221	10	4	631
Turquoise Ridge[2,4]	960	391	184	7	3	375
Pueblo Viejo[2]	1,613	511	224	11	(6)	873
Loulo-Gounkoto[2]	1,208	452	267	11	29	449
Kibali	648	223	174	2	5	244
Veladero	333	144	69	—	6	114
Porgera	140	81	25	2	50	(18)
North Mara[2]	571	227	91	—	(1)	254
Bulyanhulu[2]	240	112	72	—	25	31
Other Mines[2]	3,158	1,426	706	19	12	995
Reportable segment total	$13,232	$5,428	$2,339	$92	$128	$5,245
Share of equity investee	(648)	(223)	(174)	(2)	(5)	(244)
Segment total	$12,584	$5,205	$2,165	$90	$123	$5,001

BARRICK YEAR-END 2020	148	NOTES TO FINANCIAL STATEMENTS

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2019	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2,3]	$1,862	$998	$312	$17	$4	$531
Cortez[2]	1,325	511	240	8	16	550
Turquoise Ridge[2,4]	688	285	140	4	—	259
Pueblo Viejo[2]	1,409	525	196	12	—	676
Loulo-Gounkoto[2]	1,007	456	295	12	6	238
Kibali	505	207	196	3	(9)	108
Veladero	386	208	115	3	3	57
Porgera	403	242	42	2	4	113
North Mara[2]	462	213	97	—	6	146
Bulyanhulu[2]	53	26	19	—	27	(19)
Other Mines[2]	2,122	1,400	535	19	19	149
Reportable segment total	$10,222	$5,071	$2,187	$80	$76	$2,808
Share of equity investee	(505)	(207)	(196)	(3)	9	(108)
Segment total	$9,717	$4,864	$1,991	$77	$85	$2,700
1Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2020, accretion expense was $30 million (2019: $53 million).
2Includes non-controlling interest portion of revenues, cost of sales and segment income (loss) for the year ended December 31, 2020, for Pueblo Viejo, $660 million, $293 million, $365 million (2019: $566 million, $286 million, $274 million), Nevada Gold Mines, $2,432 million, $1,369 million, $1,036 million (2019: $1,049 million, $704 million, $329 million), North Mara, Bulyanhulu and Buzwagi, $194 million, $114 million, $76 million (2019: $169 million, $125 million, $31 million), Loulo-Gounkoto, $242 million, $144 million, $90 million (2019: $201 million, $150 million, $48 million) and Tongon, $52 million, $39 million, $14 million (2019: $39 million, $41 million, $(2) million).
3On July 1, 2019, Barrick's Goldstrike and Newmont's Carlin mines were contributed to Nevada Gold Mines and are now operated as one segment referred to as Carlin. As a result, the amounts presented represent Goldstrike (including South Arturo) up until June 30, 2019, and the combined results of Carlin (including Goldstrike) thereafter, including non-controlling interest. Refer to note 4.
4Barrick owned 75% of Turquoise Ridge up until June 30, 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was accounted for as a joint operation and proportionately consolidated. On July 1, 2019, Barrick's 75% interest in Turquoise Ridge and Newmont's Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines and are now operated as one segment referred to as Turquoise Ridge. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019 and the combined results of Turquoise Ridge (including Twin Creeks) thereafter, including non-controlling interest. Refer to note 4.

Reconciliation of Segment Income to Income Before Income Taxes

For the years ended December 31	2020	2019
Segment income	$5,001	$2,700
Other revenue	11	—
Other cost of sales/amortization[1]	(47)	(56)
Exploration, evaluation and project expenses not attributable to segments	(205)	(265)
General and administrative expenses	(185)	(212)
Other income not attributable to segments	261	3,132
Impairment reversals	269	1,423
Loss on currency translation	(50)	(109)
Closed mine rehabilitation	(90)	(5)
Income from equity investees	288	165
Finance costs, net (includes non-segment accretion)[2]	(317)	(416)
Gain on non-hedge derivatives	10	—
Income before income taxes	$4,946	$6,357
1Includes realized hedge losses of $nil (2019: $nil losses).
2Includes debt extinguishment losses of $15 million (2019: $3 million losses).

BARRICK YEAR-END 2020	149	NOTES TO FINANCIAL STATEMENTS

Geographic Information

	Non-current assets		Revenue
	As at December 31, 2020	As at December 31, 2019	2020	2019
United States	$16,233	$16,257	$6,298	$4,190
Mali	4,659	4,660	1,208	1,007
Dominican Republic	4,219	4,181	1,613	1,409
Democratic Republic of Congo	3,278	3,218	—	—
Chile	2,027	2,025	—	—
Zambia	1,720	1,705	697	393
Tanzania	1,703	994	1,214	671
Argentina	1,686	1,571	333	386
Canada	479	500	407	305
Côte d'Ivoire	266	405	508	384
Saudi Arabia	369	296	—	—
Papua New Guinea	347	361	140	403
Peru	186	170	177	279
Australia	—	—	—	290
Unallocated	1,253	1,162	—	—
Total	$38,425	$37,505	$12,595	$9,717

Capital Expenditures Information

	Segment Capital Expenditures[1]
	As at December 31, 2020	As at December 31, 2019
Carlin	$395	$303
Cortez	301	327
Turquoise Ridge	97	125
Pueblo Viejo	228	107
Loulo-Gounkoto	243	198
Kibali	53	43
Veladero	104	95
Porgera	11	50
North Mara	89	57
Bulyanhulu	79	5
Other Mines	337	379
Reportable segment total	$1,937	$1,689
Other items not allocated to segments	184	110
Total	$2,121	$1,799
Share of equity investee	(53)	(43)
Total	$2,068	$1,756
1Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2020, cash expenditures were $2,054 million (2019: $1,701 million) and the increase in accrued expenditures was $14 million (2019: $55 million increase).

BARRICK YEAR-END 2020	150	NOTES TO FINANCIAL STATEMENTS

6 ■ Revenue

For the years ended December 31	2020	2019
Gold sales[1]
Spot market sales	$11,129	$9,084
Concentrate sales	520	101
Provisional pricing adjustments	21	1
	$11,670	$9,186
Copper sales[1]
Copper concentrate sales	$644	$371
Provisional pricing adjustments	53	22
	$697	$393
Other sales[2]	$228	$138
Total	$12,595	$9,717
1Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges.
2Revenues from the sale of by-products from our gold and copper mines.

For the year ended December 31, 2020, the Company has two customers that individually account for more than 10% of the Company’s total revenue. These customers represent approximately 23% and 14% of total revenue. However, because gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

Principal Products
All of our gold mining operations produce gold in doré form, except Porgera (until placed on care and maintenance in April 2020), which produces both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a semi-processed product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. Our Phoenix mine produces a concentrate that contains both gold and copper. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales
We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2020 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000s)		Impact on net income before taxation of 10% movement in market price
As at December 31	2020	2019	2020	2019
Copper pounds	49	39	$16	$11
Gold ounces	22	15	4	2

At December 31, 2020, our provisionally priced copper sales subject to final settlement were recorded at an average price of $3.17/lb (2019: $2.80/lb). At December 31, 2020, our provisionally priced gold sales subject to final settlement were recorded at an average price of $1,899/oz (2019: $1,524/oz). The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

7 ■ Cost of Sales

	Gold		Copper		Other[4]		Total
For the years ended December 31	2020	2019	2020	2019	2020	2019	2020	2019
Direct mining cost[1,2,3]	$4,421	$4,274	$292	$224	$3	$6	$4,716	$4,504
Depreciation	1,975	1,902	208	100	25	30	2,208	2,032
Royalty expense	410	308	54	34	—	—	464	342
Community relations	26	30	2	3	1	—	29	33
Total	$6,832	$6,514	$556	$361	$29	$36	$7,417	$6,911
1Direct mining cost related to gold and copper includes charges to reduce the cost of inventory to net realizable value of $29 million (2019: $26 million). Refer to note 17.
2Direct mining cost related to gold includes the costs of extracting by-products and export duties paid in Argentina.
3Includes employee costs of $1,520 million (2019: $1,350 million).
4Other includes realized hedge gains and losses, as well as corporate amortization.

BARRICK YEAR-END 2020	151	NOTES TO FINANCIAL STATEMENTS

8 ■ Exploration, Evaluation, and Project Expenses

For the years ended December 31	2020	2019
Global exploration and evaluation[1]	$143	$143
Project costs:
Pascua-Lama	37	49
Other	27	20
Corporate development[2]	9	51
Business improvement and innovation	—	10
Minesite exploration and evaluation[1]	79	69
Total exploration, evaluation and project expenses	$295	$342
1Approximates the impact on operating cash flow.
22019 includes $44 million in transaction costs related to the Nevada Gold Mines, Acacia and Kalgoorlie transactions.

9 ■ Other Expense (Income)

For the years ended December 31	2020	2019
Other Expense:
Litigation	$19	$26
Write-offs (reversals)	(1)	3
Bulyanhulu reduced operations program costs[1]	22	24
Bank charges	16	16
Porgera care and maintenance costs	51	—
Covid-19 donations	24	—
Tanzania transactions costs incurred by Acacia	—	18
Tanzania - other	—	11
Other	20	28
Total other expense	$151	$126
Other Income:
Gain on sale of long-lived assets[2]	($180)	($441)
Remeasurement of Turquoise Ridge to fair value[3]	—	(1,886)
Remeasurement of silver sale liability[4]	(104)	(628)
Lumwana customs duty and indirect taxes settlement[5]	—	(216)
Peru tax disputes settlement	7	(18)
Gain on warrant investments at FVPL	(9)	—
Gain on non-hedge derivatives	(10)	—
Interest income on other assets	(21)	(20)
Other	(12)	(17)
Total other income	($329)	($3,226)
Total	($178)	($3,100)
1.Primarily relates to care and maintenance costs.
2. 2020 includes a gain of $59 million from the sale of Eskay Creek, a gain of $54 million from the sale of Massawa, a gain of $27 million from the sale of Morila, and a gain of $22 million from the sale of Bullfrog. 2019 includes a gain of $408 million from the sale of Kalgoorlie. Refer to note 4 for further details.
3.Refer to note 4 for further details.
4.Refer to note 29 for further details.
5.Refer to note 12 for further details.

10 ■ Impairment (Reversals) Charges

For the years ended December 31	2020	2019
Impairment reversals of long-lived assets[1]	($281)	($1,423)
Impairment of intangibles[1]	12	—
Total	($269)	($1,423)
1Refer to note 21 for further details.

11 ■ General and Administrative Expenses

For the years ended December 31	2020	2019
Corporate administration[1]	$118	$148
Share-based compensation	67	37
Tanzania[2]	—	27
Total[3]	$185	$212
1Includes $1 million (2019: $18 million) related to one-time severance payments.
2Formerly known as Acacia Mining plc.
3Includes employee costs of $128 million (2019: $131 million).

12 ■ Income Tax Expense

For the years ended December 31	2020	2019
Tax on profit
Current tax
Charge for the year	$1,122	$685
Adjustment in respect of prior years[1]	59	25
	$1,181	$710
Deferred tax
Origination and reversal of temporary differences in the current year	$263	$1,112
Adjustment in respect of prior years[1]	(112)	(39)
	$151	$1,073
Income tax expense	$1,332	$1,783
Tax expense related to continuing operations
Current
Canada	$14	$5
International	1,167	705
	$1,181	$710
Deferred
Canada	($6)	$—
International	157	1,073
	$151	$1,073
Income tax expense	$1,332	$1,783
1.Includes adjustments to equalize the difference between prior year's tax return and the year-end provision, as well as a current tax expense and a deferred tax recovery from the resolution of all outstanding disputes between Barrick and the GoT. Refer below for further details.

BARRICK YEAR-END 2020	152	NOTES TO FINANCIAL STATEMENTS

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2020	2019
At 26.5% statutory rate	$1,311	$1,684
Increase (decrease) due to:
Allowances and special tax deductions[1]	(151)	(129)
Impact of foreign tax rates[2]	(32)	(264)
Expenses not tax deductible	154	78
Impairment charges not recognized in deferred tax assets	—	45
Net currency translation (gains) losses on deferred tax balances	(19)	43
Tax impact from pass-through entities and equity accounted investments	(309)	(140)
Current year tax (gains) losses not recognized	(9)	8
Sale of 50% interest in Kalgoorlie	—	12
Recognition and de-recognition of deferred tax assets	(61)	4
Adjustments in respect of prior years	(53)	(13)
Increase to income tax related contingent liabilities	42	21
Impact of tax rate changes	1	(35)
Withholding taxes	100	54
Mining taxes	383	412
Tax impact of amounts recognized within accumulated OCI	(21)	—
Other items	(4)	3
Income tax expense	$1,332	$1,783
1We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
2We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

Currency Translation
Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. This is required in countries where tax is paid in local currency and accounts are prepared in local GAAP. The most significant balances are Argentine and Malian net deferred tax liabilities. In 2020 and 2019, a tax recovery of $19 million and tax expense of $75 million, respectively, arose from translation losses and gains on tax balances due to the weakening of the Argentine peso and strengthening of the West African CFA franc, against the US dollar. These net translation gains (losses) are included within deferred income tax recovery (expense).

Argentina Deferred Taxes
In December 2017, Argentina reduced its 35% corporate tax rate to 30% for 2018 and 2019, with a further reduction to 25% for 2020 and thereafter. Concurrently, a dividend distribution tax was introduced that charges 7% tax on dividend distributions for 2018 and 2019, and 13% tax on dividend distributions for 2020 and thereafter. On December 23, 2019, Argentina enacted a law that the previously approved corporate tax rate reduction from 30% to 25% will be deferred for one year until January 1, 2021. Therefore, the corporate tax rate of 30% is unchanged for the 2020 calendar year. The scheduled increase of dividend withholding tax from 7% to 13% was also deferred until January 1, 2021.
A deferred tax recovery of $35 million was recorded in the first quarter of 2020 as a result of the tax reform measures.

Withholding Taxes
In 2020, we have recorded $87 million of dividend withholding taxes related to the distributed earnings of our subsidiaries in Cote d'Ivoire, Tanzania and the United States.

Nevada Gold Mines
Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12. Nevada Gold Mines is also subject to Net Proceeds of Minerals tax in Nevada, which is included on a consolidated basis in the Company's consolidated statements of income.

Tanzania
On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Refer to notes 21 and 36 for further details.
A current tax expense and deferred tax recovery of $20 million and $43 million, respectively, was recorded in 2020, largely to reflect the terms of the framework agreement with the GoT. Additionally, a $40 million deferred tax recovery was recorded due to the recognition of deferred tax assets at Buzwagi.
13 ■ Earnings (Loss) Per Share

For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	2020		2019
	Basic	Diluted	Basic	Diluted
Net income	$3,614	$3,614	$4,574	$4,574
Net income attributable to non-controlling interests	(1,290)	(1,290)	(605)	(605)
Net income attributable to the equity holders of Barrick Gold Corporation	$2,324	$2,324	$3,969	$3,969
Weighted average shares outstanding	1,778	1,778	1,758	1,758
Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$1.31	$1.31	$2.26	$2.26

BARRICK YEAR-END 2020	153	NOTES TO FINANCIAL STATEMENTS

14 ■ Finance Costs, Net

For the years ended December 31	2020	2019
Interest[1]	$342	$435
Amortization of debt issue costs	2	2
Amortization of premium	(1)	(1)
Interest on lease liabilities	5	6
Gain on interest rate hedges	(5)	(6)
Interest capitalized[2]	(24)	(14)
Accretion	41	75
Loss on debt extinguishment	15	3
Finance income	(28)	(31)
Total	$347	$469
1Interest in the consolidated statements of cash flow is presented on a cash basis. In 2020, cash interest paid was $295 million (2019: $333 million).
2For the year ended December 31, 2020, the general capitalization rate was 5.90% (2019: 6.30%).

15 ■ Cash Flow – Other Items

Operating Cash Flows - Other Items
For the years ended December 31	2020	2019
Adjustments for non-cash income statement items:
Gain on non-hedge derivatives	($10)	$—
Stock-based compensation expense	87	71
Gain on warrant investments at FVPL	(9)	—
Income from investment in equity investees (note 16)	(288)	(165)
Increase in estimate of rehabilitation costs at closed mines	90	5
Net inventory impairment charges (note 17)	29	26
Remeasurement of silver sale liability (note 29)	(104)	(628)
Lumwana customs duty and indirect taxes settlement	—	(216)
Change in other assets and liabilities	(70)	(113)
Settlement of rehabilitation obligations	(106)	(93)
Other operating activities	($381)	($1,113)
Cash flow arising from changes in:
Accounts receivable	($192)	($118)
Inventory	121	9
Other current assets	(133)	(89)
Accounts payable	42	(108)
Other current liabilities	(146)	(51)
Change in working capital	($308)	($357)

Investing Cash Flows – Other Items
For the years ended December 31	2020	2019
Dividends received from equity method investments (note 16)	$141	$125
Shareholder loan repayments from equity method investments	79	92
Funding of equity method investments (note 16)	—	(2)
Other	—	(2)
Other investing activities	$220	$213

Financing Cash Flows - Other Items
For the years ended December 31	2020	2019
Pueblo Viejo JV partner shareholder loan	$42	$—
Debt extinguishment costs	(15)	(3)
Other	1	2
Other financing activities	$28	($1)

BARRICK YEAR-END 2020	154	NOTES TO FINANCIAL STATEMENTS

16 ■ Investments

Equity Accounting Method Investment Continuity
	Kibali	Jabal Sayid	Zaldívar	Other	Total
At January 1, 2019	$—	$245	$989	$—	$1,234
Acquisitions	3,195	—	—	58	3,253
Equity pick-up from equity investees	98	51	16	—	165
Funds invested	—	—	—	2	2
Dividends paid	(75)	—	(50)	—	(125)
Shareholder loan repayment	—	—	—	(2)	(2)
At December 31, 2019	$3,218	$296	$955	$58	$4,527
Equity pick-up from equity investees	201	74	12	1	288
Dividends paid	(140)	—	—	(1)	(141)
Shareholder loan repayment/disbursements	—	(1)	—	(3)	(4)
At December 31, 2020	$3,279	$369	$967	$55	$4,670

Summarized Equity Investee Financial Information
	Kibali		Jabal Sayid		Zaldívar
For the years ended December 31	2020	2019	2020	2019	2020	2019
Revenue	$1,440	$1,123	$400	$315	$595	$685
Cost of sales (excluding depreciation)	495	460	154	133	380	442
Depreciation	387	435	54	53	143	172
Finance expense	(1)	—	—	1	1	12
Other expense (income)	43	18	4	(2)	32	10
Income before income taxes	$516	$210	$188	$130	$39	$49
Income tax expense	(94)	(16)	(40)	(27)	(15)	(17)
Net income	$422	$194	$148	$103	$24	$32
Total comprehensive income	$422	$194	$148	$103	$24	$32
Summarized Balance Sheet
	Kibali		Jabal Sayid		Zaldívar
For the years ended December 31	2020	2019	2020	2019	2020	2019
Cash and equivalents[1]	$944	$453	$71	$43	$271	$139
Other current assets[2]	131	338	68	67	676	632
Total current assets	$1,075	$791	$139	$110	$947	$771
Non-current assets	4,559	4,623	429	464	1,839	1,823
Total assets	$5,634	$5,414	$568	$574	$2,786	$2,594
Current financial liabilities (excluding trade, other payables & provisions)	$19	$11	$4	$—	$36	$19
Other current liabilities	103	35	59	63	257	99
Total current liabilities	$122	$46	$63	$63	$293	$118
Non-current financial liabilities (excluding trade, other payables & provisions)	42	44	—	150	125	11
Other non-current liabilities	653	648	12	14	545	536
Total non-current liabilities	$695	$692	$12	$164	$670	$547
Total liabilities	$817	$738	$75	$227	$963	$665
Net assets	$4,817	$4,676	$493	$347	$1,823	$1,929
1.Kibali cash and equivalents are subject to various administrative steps before they can be distributed to the joint venture shareholders and are held across three banks in the Democratic Republic of Congo, including two domestic banks.
2.Zaldívar other current assets include inventory of $607 million (2019: $543 million).
The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP and fair value adjustments on acquisition of equity in investees.

BARRICK YEAR-END 2020	155	NOTES TO FINANCIAL STATEMENTS

Reconciliation of Summarized Financial Information to Carrying Value
	Kibali	Jabal Sayid	Zaldívar
Opening net assets	$4,676	$347	$1,929
Income for the period	422	148	24
Dividends paid	(281)	—	—
Disbursements	—	(2)	—
Dividends declared not paid	—	—	(130)
Closing net assets, December 31	$4,817	$493	$1,823
Barrick's share of net assets	2,168	246	977
Equity earnings adjustment	—	—	(10)
Goodwill recognition	1,111	123	—
Carrying value	$3,279	$369	$967

17 ■ Inventories

	Gold		Copper
	As at December 31, 2020	As at December 31, 2019	As at December 31, 2020	As at December 31, 2019
Raw materials
Ore in stockpiles	$2,742	$2,678	$114	$155
Ore on leach pads	591	623	—	—
Mine operating supplies	615	617	54	52
Work in process	117	141	—	—
Finished products	114	220	97	103
	$4,179	$4,279	$265	$310
Non-current ore in stockpiles and on leach pads[1]	(2,452)	(2,300)	(114)	—
	$1,727	$1,979	$151	$310
1Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges
For the years ended December 31	2020	2019
Cortez	$17	$4
Phoenix	10	—
Carlin	2	6
Pierina	—	12
Golden Sunlight	—	4
Inventory impairment charges	$29	$26

BARRICK YEAR-END 2020	156	NOTES TO FINANCIAL STATEMENTS

Ore in Stockpiles	As at December 31, 2020	As at December 31, 2019
Gold
Carlin	$1,029	$1,020
Pueblo Viejo	646	649
Turquoise Ridge	365	258
Loulo-Gounkoto	171	167
North Mara	133	136
Cortez	127	174
Lagunas Norte	73	73
Veladero	58	52
Phoenix	47	39
Tongon	33	29
Porgera	30	33
Buzwagi	15	47
Hemlo	14	1
Other	1	—
Copper
Lumwana	114	155
	$2,856	$2,833

Ore on Leach pads	As at December 31, 2020	As at December 31, 2019
Gold
Carlin	$179	$180
Veladero	133	123
Lagunas Norte	121	148
Cortez	58	50
Turquoise Ridge	39	33
Long Canyon	33	43
Phoenix	26	44
Pierina	2	2
	$591	$623
Purchase Commitments
At December 31, 2020, we had purchase obligations for supplies and consumables of approximately $1,882 million (2019: $1,681 million).

18 ■ Accounts Receivable and Other Current Assets

	As at December 31, 2020	As at December 31, 2019
Accounts receivable
Amounts due from concentrate sales	$265	$68
Other receivables	293	295
	$558	$363
Other current assets
Value added taxes recoverable[1]	208	302
Prepaid expenses	227	174
Other[2]	84	89
	$519	$565
1Primarily includes VAT and fuel tax recoverables of $59 million in Mali, $35 million in Tanzania, $52 million in Zambia, $37 million in Argentina, and $11 million in the Dominican Republic (Dec. 31, 2019: $141 million, $61 million, $50 million, $26 million, and $10 million, respectively).
2Balance includes $50 million asset reflecting the final settlement of Zambian tax matters.

BARRICK YEAR-END 2020	157	NOTES TO FINANCIAL STATEMENTS

19 ■ Property, Plant, and Equipment

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,4]	Mining property costs not subject to depreciation[2,3]	Total
At January 1, 2020
Net of accumulated depreciation	$7,753	$12,288	$4,100	$24,141
Additions[6]	10	259	1,919	2,188
Capitalized interest	—	—	24	24
Disposals	(24)	(1)	(12)	(37)
Depreciation	(1,219)	(1,146)	—	(2,365)
Impairment reversals	260	412	5	677
Transfers[7]	693	1,757	(2,450)	—
At December 31, 2020	$7,473	$13,569	$3,586	$24,628
At December 31, 2020
Cost	$18,361	$29,901	$15,531	$63,793
Accumulated depreciation and impairments	(10,888)	(16,332)	(11,945)	(39,165)
Net carrying amount – December 31, 2020	$7,473	$13,569	$3,586	$24,628

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,4]	Mining property costs not subject to depreciation[2,3]	Total
At January 1, 2019
Cost	$14,750	$21,624	$14,610	$50,984
Accumulated depreciation and impairments	(11,150)	(15,366)	(11,642)	(38,158)
Net carrying amount – January 1, 2019	$3,600	$6,258	$2,968	$12,826
Additions[5,6]	298	3,458	1,371	5,127
Capitalized interest	—	—	14	14
Acquisitions[8]	3,473	2,270	1,660	7,403
Divestiture[9]	(127)	(106)	(27)	(260)
Disposals	(22)	—	—	(22)
Depreciation	(1,107)	(907)	—	(2,014)
Impairment reversals (charges)	990	742	(309)	1,423
Transfers[7]	648	573	(1,221)	—
Assets held for sale	—	—	(356)	(356)
At December 31, 2019	$7,753	$12,288	$4,100	$24,141
At December 31, 2019
Cost	$18,544	$27,268	$16,050	$61,862
Accumulated depreciation and impairments	(10,791)	(14,980)	(11,950)	(37,721)
Net carrying amount – December 31, 2019	$7,753	$12,288	$4,100	$24,141
12019 additions include $85 million of transitional adjustments for the recognition of leased right-of-use assets upon the Company’s adoption of IFRS 16 on January 1, 2019. Additions include $4 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2020 (2019: $49 million). Depreciation includes depreciation for leased right-of-use assets of $21 million for the year ended December 31, 2020 (2019: $25 million). The net carrying amount of leased right-of-use assets was $50 million as at December 31, 2020 (2019: $75 million).
2Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
3Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
4Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
5Additions include $3,422 million of remeasurement gain related to the change in ownership of Turquoise Ridge acquired through the Nevada Joint Venture. Refer to note 4 for further details.
6Additions include revisions to the capitalized cost of closure and rehabilitation activities.
7Primarily relates to long-lived assets that are transferred between categories within PP&E once they are placed into service.
8Acquisitions include assets acquired as part of the Merger and the establishment of Nevada Gold Mines. Refer to note 4 for further details.
9Relates to the sale of our 50% interest in Kalgoorlie. Refer to note 4 for further details.

BARRICK YEAR-END 2020	158	NOTES TO FINANCIAL STATEMENTS

a)   Mineral Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2020	Carrying amount at Dec. 31, 2019
Construction-in-progress[1]	$1,208	$1,009
Acquired mineral resources and exploration potential	786	1,504
Projects
Pascua-Lama	741	754
Norte Abierto	653	649
Donlin Gold	198	184
	$3,586	$4,100
1Represents assets under construction at our operating minesites.

b)   Changes in Gold and Copper Mineral Life of Mine Plan
As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2020 was a $170 million decrease (2019: $49 million decrease).

c)   Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $223 million at December 31, 2020 (2019: $383 million) for construction activities at our sites and projects.

d)   Other Lease Disclosure
The Company leases various buildings, plant and equipment as part of the normal course of operations. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Refer to note 25 for a lease maturity analysis. Included in net income for 2020 are short-term payments and variable lease payments not included in the measurement of lease liabilities of $14 million (2019: $56 million) and $35 million (2019: $97 million), respectively.

20 ■ Goodwill and Other Intangible Assets

a) Intangible Assets
	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total
Opening balance January 1, 2019	$71	$8	$8	$140	$227
Additions	1	—	—	—	1
Amortization and impairment losses	—	(1)	(1)	—	(2)
Closing balance December 31, 2019	$72	$7	$7	$140	$226
Additions	—	—	—	5	5
Disposals[5]	(5)	—	—	(41)	(46)
Amortization and impairment losses	—	(1)	(3)	(12)	(16)
Closing balance December 31, 2020	$67	$6	$4	$92	$169
Cost	$67	$17	$39	$262	$385
Accumulated amortization and impairment losses	—	(11)	(35)	(170)	(216)
Net carrying amount December 31, 2020	$67	$6	$4	$92	$169
1Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
2The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
3Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.
4Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences.
5Exploration potential disposals primarily relate to the sale of Acacia exploration properties.

BARRICK YEAR-END 2020	159	NOTES TO FINANCIAL STATEMENTS

b) Goodwill

	Closing balance December 31, 2019	Additions	Disposals	Closing balance December 31, 2020
Carlin	$1,294	$—	$—	$1,294
Cortez	724	—	—	724
Turquoise Ridge	722	—	—	722
Phoenix	119	—	—	119
Goldrush	175	—	—	175
Hemlo	63	—	—	63
Loulo-Gounkoto	1,672	—	—	1,672
Total	$4,769	$—	$—	$4,769
On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$12,211
Accumulated impairment losses December 31, 2020	(7,442)
Net carrying amount December 31, 2020	$4,769

21 ■ Impairment and Reversal of Non-Current Assets

Summary of impairments (reversals)
For the year ended December 31, 2020, we recorded net impairment reversals of $269 million (2019: net impairment reversals of $1,423 million) for non-current assets, as summarized in the following table:

For the years ended December 31	2020	2019
Tanzania	($304)	$—
Cortez	10	57
Pueblo Viejo	5	(865)
Lumwana	—	(947)
Pascua-Lama	—	296
Lagunas Norte	—	12
Golden Sunlight	—	9
Veladero	—	3
Intangible assets	12	—
Other	8	12
Total impairment (reversals) losses of long-lived assets	($269)	($1,423)

2020 Indicators of Impairment and Reversals
In the fourth quarter of 2020, as per our policy, we performed our annual goodwill impairment test as required by IAS 36 and identified no impairments. Also in the fourth quarter of 2020, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted one indicator of impairment at Veladero and no indicators of impairment reversal.

Veladero
In December 2020, Veladero began a transition to a new heap leach valley facility to process subsequent phases of the open pit. During the transition phase, heap leach processing operations at Veladero will be reduced until the Phase 6 leach pad expansion is commissioned later in 2021. We have performed an analysis and concluded that the carrying amount remains recoverable under the revised LOM plan. The key assumptions used in this assessment are consistent with our testing of goodwill impairment in the fourth quarter of 2020, as listed below.

Porgera
As described in note 36, on April 24, 2020, we received communication from the Government of Papua New Guinea that the Special Mining Lease will not be extended, and therefore Porgera was placed on temporary care and maintenance on April 25, 2020. We have performed an analysis and concluded that the carrying value of our 47.5% share of Porgera ($297 million as at December 31, 2020) remains recoverable. The ultimate resolution of this dispute may differ from this assumption and there is no certainty that the carrying value will remain recoverable.

Tanzania
On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Effective January 1, 2020, the GoT received a free carried shareholding of 16% in each of the Tanzania mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive half of the economic benefits from the Tanzanian operations from taxes, royalties, clearing fees and participation in all cash distributions made by the mines, after the recoupment of capital investments.
We have determined this to be an indicator of impairment reversal, as the resolution of the long-standing dispute has led to a decrease in the risk adjustment previously included in the weighted average cost of capital ("WACC") and the removal of the estimated impact of the previously anticipated issuance of the equity to the GoT. The key assumptions and estimates used in determining the fair value less cost to dispose (“FVLCD”) are a short-term gold price of $1,350 per ounce, long-term gold price of $1,300 per ounce, NAV multiples of 1.1-1.3 and a WACC of 5.4%-6.2%. Management assumed the resumption of concentrate sales and exports commencing in the second quarter of 2020 and the resumption of production from

BARRICK YEAR-END 2020	160	NOTES TO FINANCIAL STATEMENTS

underground mining at Bulyanhulu in 2020. We identified that the FVLCD exceeded the carrying value and a full non-current asset impairment reversal was recognized in 2020 of $663 million at Bulyanhulu and $46 million at North Mara, based on a FVLCD of $1,237 million and $967 million, respectively. No impairment reversal was recognized at Buzwagi.
Similar assumptions were also used to determine the fair value of the 16% equity interest in each of the operating mines that was given to the GoT. The recognition of this non-controlling interest in the three Tanzanian mines resulted in a loss of $238 million being recognized in the first quarter of 2020. The assignment of 16% of the existing shareholder loans also resulted in the recognition of a $167 million loss in the first quarter of 2020.
As the signing of the agreement to resolve all outstanding disputes with the GoT caused the impairment reversal, loss on equity issuance and loss on assignment of shareholder loans, the financial impact has been aggregated and presented as a $304 million net impairment reversal on the consolidated statement of income.

2019 Indicators of Impairment and Reversals
Fourth Quarter 2019
In the fourth quarter of 2019, as per our policy, we performed our annual goodwill impairment test and identified no impairments. Also in the fourth quarter of 2019, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at Pascua-Lama and an indicator of impairment reversal at Pueblo Viejo.

Pascua-Lama
In the fourth quarter of 2019, we completed a study of the Pascua-Lama project and concluded that we do not have a plan that meets our investment criteria under our current assumptions. It is our intention to update our geological understanding of the orebody and this process is expected to take a number of years to complete. We determined that this was an indicator of impairment and concluded that the carrying value of Pascua-Lama exceeded the FVLCD and we recorded a non-current asset impairment of $296 million, based on a FVLCD of $398 million.
In a related matter, we have updated the Wheaton silver sale obligation due to the significant uncertainty with the timing and quantity of the delivery of any future silver production from Pascua-Lama. Refer to note 29 for further details.

Pueblo Viejo
The progression of our engineering and evaluation work on the process plant expansion and additional tailings facility at Pueblo Viejo represented an impairment reversal trigger in the fourth quarter. In conjunction with the increase in the long-term gold price assumption, this has resulted in an improvement in the life of mine cash flows for the mine site. We have also included an additional risk premium of 2% in the calculation of FVLCD given that the expansion project has not been fully permitted or approved for investment. Upon review of these changes and associated sensitivities, we concluded that the mine’s FVLCD exceeded its carrying value and we recorded a non-current asset impairment reversal of $865 million, which represents a full reversal of the non-current asset impairment recorded in 2015.
Third Quarter 2019
Lumwana
On September 28, 2018, as part of their 2019 budget, the Zambian government introduced changes to the current mining tax regime. The changes included an increase in royalty rates by 1.5%, the introduction of a 10% royalty on copper production if the copper price increases above a certain price, the imposition of a 5% import duty on copper concentrates, the non-deductibility of mineral royalties paid or payable for income tax purposes, and the replacement of the VAT with a non-refundable sales tax, although any outstanding VAT claims will be settled through the current refund mechanism. In the fourth quarter of 2018, the Zambian government finalized the changes to the current tax regime, which was effective January 1, 2019, with the exception of the changes to the non-refundable sales tax. In August 2019, the Zambian government alleviated this fiscal uncertainty by withdrawing the legislative bill relating to the non-refundable sales tax and introduced a new bill in September 2019 which contains measures to limit the claiming of VAT on certain items used by Lumwana.
In addition to these external impacts, we have updated our LOM plan for Lumwana based on the significant reductions achieved in 2019 in unit mining costs and improvements in plant availability. This reduction in the cost base has allowed us to lower the cut-off grade, which is expected to deliver a 5-year increase in the mine life of Lumwana. Finally, during the third quarter of 2019, we also updated our long-term copper price assumption to $3.00 per pound (previously $2.85 per pound). As a result of these indicators of impairment reversal, an assessment was undertaken and a partial non-current asset impairment reversal of $947 million was recognized in the third quarter of 2019, as we identified that Lumwana’s FVLCD of $1.4 billion exceeded its carrying value. The key assumptions and estimates used in determining the FVLCD are long-term copper prices of $3.00 per pound and a WACC of 10.4%.

Nevada Gold Mines
On July 1, 2019 we formed Nevada Gold Mines, a joint venture combining the respective mining operations, assets, reserves and talent from Barrick and Newmont in Nevada, USA. This includes Barrick's Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont's Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Through the purchase price allocation exercise, we identified various assets with fair values less than their carrying values. Although we did not identify indicators of impairment at the CGU level for Goldstrike, Cortez and Goldrush, we identified indicators of impairment for certain land holdings and specific Cortez Hills Open Pit infrastructure assets and an impairment of $60 million was recorded in the third quarter of 2019. Refer to note 4 for further information.

Second Quarter 2019
Acacia
On May 21, 2019, Barrick met with the Directors and senior management of Acacia and presented a proposal to acquire all of the shares it did not already own in Acacia through a share for share exchange of 0.153 Barrick shares for each ordinary share of Acacia. The exchange ratio was based on the 20-day volume weighted average trading prices of Acacia and Barrick as at market close in London and New

BARRICK YEAR-END 2020	161	NOTES TO FINANCIAL STATEMENTS

York on May 20, 2019 and implied a value for 100% of Acacia of $787 million.
On July 19, 2019, we announced that the Boards of Barrick and Acacia reached an agreement on the terms of a recommended offer by Barrick for the 36.1% of Acacia that we did not own at that time. Under the terms of the agreement, the minority shareholders would exchange each Acacia share for 0.168 Barrick shares and would also be entitled to special dividends under certain conditions. The offer received shareholder approval in the third quarter of 2019 and the transaction closed on September 17, 2019.
During the second quarter of 2019, Acacia updated its life of mine plans and subsequent to that, the Barrick technical team had an opportunity to conduct detailed due diligence on the updated life of mine plans for the Acacia assets and risk adjust the value of the assets. The value implied by Barrick's adjusted life of mine plans was deemed to be an indicator of impairment in the second quarter of 2019.
An impairment assessment was undertaken in the second quarter and Barrick assessed the carrying value of the individual cash generating units within Acacia (Bulyanhulu, North Mara and Buzwagi) and determined that the carrying amounts were recoverable. Therefore, no impairment was recognized.
The key assumptions and estimates used in determining the fair value less cost to dispose were short-term and long-term gold prices of $1,250 per ounce, NAV multiples of 1.0-1.1 and a WACC of 6.5%-6.9%. Other assumptions included a 50% economic share of future economic benefits generated by the mines for the GoT, which includes taxes, royalties, tolls and 16% free carry interest in the mines. Management assumed the resumption of concentrate sales and exports commencing in the third quarter of 2019 and the resumption of production from underground mining at Bulyanhulu in 2020. The WACC applied was lower than the 2018 and 2017 impairment tests for the Acacia CGUs, based on lower risk levels given the state of Barrick’s negotiations with the GoT at that time and the expectation that an agreement would be signed once the recommended offer to purchase the minority shareholdings of Acacia as described above had closed, and because the economic sharing of benefits had been modeled into the cash flows.

Key Assumptions
The recoverable amount has been determined based on its estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to future metal prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates, capital expenditures, closure costs, the LOM production profile, continued license to operate, evidence of value from current year disposals and the expected start of production for our projects. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of reserves and/or resources, as well as the valuation of resources beyond what is included in LOM plans.

Gold
For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the CGU (Level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to reserves and resources not considered in these models. Based on observable market or publicly available data, including forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real WACC, which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Assumptions
The short-term and long-term gold price assumptions used in our fourth quarter 2020 impairment testing are $1,700 and $1,400 per ounce, respectively. The short-term and long-term gold price assumptions used in our fourth quarter 2019 impairment testing was $1,350 and $1,300 per ounce, respectively. The increase in the gold price assumption from 2019 was not considered an indicator of impairment reversal as the increased price would not, in isolation, have resulted in the identification of an impairment reversal at our mines with reversible impairments. The other key assumptions used in our impairment testing, based on the CGUs tested in each year, are summarized in the table below:

	2020	2019
Copper price per lb (long-term)	$3.00	$3.00
WACC - gold (range)	3%-12%	3%-7%
WACC - gold (avg)	5%	4%
WACC - copper	n/a	n/a
NAV multiple - gold (avg)	1.3	1.2
LOM years - gold (avg)	20	19

Sensitivities
Should there be a significant increase or decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the CGU. The recoverable amount of the CGU would be affected by these changes and also be impacted by other market factors such as changes in net asset value multiples and the value per ounce/pound of comparable market entities.

We performed a sensitivity analysis on each CGU that was tested as part of the goodwill impairment test, as well as those CGUs which we believe are most sensitive to changes in the key assumptions. We flexed the gold prices and the WACC, which are the most significant assumptions

BARRICK YEAR-END 2020	162	NOTES TO FINANCIAL STATEMENTS

that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions, while holding all other assumptions constant. We then assumed a +/-1% change in our WACC, independent from the change in gold prices, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold prices and WACC. If the gold price per ounce was decreased by $100, a goodwill impairment of $493 million would be recognized for Loulo-Gounkoto. If the gold price was decreased by $100 or the WACC was increased by 1%, a non-current asset impairment of $207 million or $134 million, respectively, would be recognized for Veladero.

The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

As at December 31, 2020	Carrying Value
Loulo-Gounkoto	$4,187
Veladero	779

BARRICK YEAR-END 2020	163	NOTES TO FINANCIAL STATEMENTS

22 ■ Other Assets

	As at December 31, 2020	As at December 31, 2019
Value added taxes recoverable[1]	$193	$253
Other investments[2]	428	258
Notes receivable[3]	154	202
Norte Abierto JV Partner Receivable	193	189
Restricted cash[4]	146	162
Carlin prepaid royalty	117	115
Prepayments	44	30
Derivative assets[5]	40	—
Other	148	98
	$1,463	$1,307
1Includes VAT and fuel tax receivables of $52 million in Argentina, $79 million in Tanzania and $61 million in Chile (Dec. 31, 2019: $70 million, $128 million and $53 million, respectively).
2Includes equity investments in other mining companies.
3Primarily represents the interest bearing promissory note due from NovaGold.
4Primarily represents the cash balance at Pueblo Viejo that is contractually restricted in respect of disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo’s mine life.
5Primarily consists of contingent consideration received as part of the sale of Massawa. Refer to note 4.
23 ■ Accounts Payable

	As at December 31, 2020	As at December 31, 2019
Accounts payable	$929	$715
Accruals	529	440
	$1,458	$1,155

24 ■ Other Current Liabilities

	As at December 31, 2020	As at December 31, 2019
Provision for environmental rehabilitation (note 27b)	$131	$156
Deposit on Pascua-Lama silver sale agreement[1]	—	253
Deposit on Pueblo Viejo gold and silver streaming agreement	47	75
Share-based payments (note 34b)	67	48
Other	61	90
	$306	$622
1Reclassified to other non-current liabilities. Refer to note 29.

25 ■ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); restricted share units (note 34b).
a) Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at December 31, 2020	As at December 31, 2019
Cash deposits	$3,713	$2,571
Term deposits	1,469	728
Money market investments	6	15
	$5,188	$3,314
Of total cash and cash equivalents as of December 31, 2020, $nil (2019: $nil) was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

BARRICK YEAR-END 2020	164	NOTES TO FINANCIAL STATEMENTS

b) Debt and Interest1

	Closing balance December 31, 2019	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2020
5.7% notes[3,9]	$842	$—	$—	$—	$842
3.85%/5.25% notes	1,079	—	(337)	2	744
5.80% notes[4,9]	395	—	—	—	395
6.35% notes[5,9]	594	—	—	—	594
Other fixed rate notes[6,9]	1,080	—	—	1	1,081
Leases[7]	96	—	(26)	(4)	66
Other debt obligations	594	—	(2)	(2)	590
5.75% notes[8,9]	842	—	—	1	843
Acacia credit facility[10]	14	—	(14)	—	—
	$5,536	$—	($379)	($2)	$5,155
Less: current portion[11]	(375)	—	—	—	(20)
	$5,161	$—	($379)	($2)	$5,135

	Closing balance December 31, 2018	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2019
5.7% notes[3,9]	$842	$—	$—	$—	$842
3.85%/5.25% notes	1,079	—	—	—	1,079
5.80% notes[4,9]	395	—	—	—	395
6.35% notes[5,9]	594	—	—	—	594
Other fixed rate notes[6,9]	1,326	—	(248)	2	1,080
Leases[7]	19	—	(28)	105	96
Other debt obligations	598	—	(4)	—	594
5.75% notes[8,9]	842	—	—	—	842
Acacia credit facility[10]	43	—	(29)	—	14
	$5,738	$—	($309)	$107	$5,536
Less: current portion[11]	(43)	—	—	—	(375)
	$5,695	$—	($309)	$107	$5,161
1The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
2Amortization of debt premium/discount and increases (decreases) in capital leases.
3Consists of $850 million (2019: $850 million) of our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) notes due 2041.
4Consists of $400 million (2019: $400 million) of 5.80% notes which mature in 2034.
5Consists of $600 million (2019: $600 million) of 6.35% notes which mature in 2036.
6Consists of $1.1 billion (2019: $1.1 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $250 million (2019: $250 million) of BNAF notes due 2038 and $850 million (2019: $850 million) of BPDAF notes due 2039.
7Consists primarily of leases at Nevada Gold Mines, $18 million, Loulo-Gounkoto, $28 million, Lumwana, $8 million, Pascua-Lama, $2 million and Porgera, $2 million (2019: $32 million, $32 million, $10 million, $6 million and $5 million, respectively).
8Consists of $850 million (2019: $850 million) in conjunction with our wholly-owned subsidiary BNAF.
9We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”), and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.
10Consists of an export credit backed term loan facility.
11The current portion of long-term debt consists of our 3.85% notes ($nil; 2019: $336 million), leases ($13 million; 2019: $25 million), Acacia credit facility ($nil; 2019: $14 million), and other debt obligations ($7 million; 2019: $nil).

BARRICK YEAR-END 2020	165	NOTES TO FINANCIAL STATEMENTS

5.7% Notes
In June 2011, BNAF issued an aggregate of $4.0 billion in debt securities consisting of $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes, which will rank equally with Barrick’s other unsecured and unsubordinated obligations.

3.85% and 5.25% Notes
On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that mature in 2022 and $750 million of 5.25% notes that mature in 2042. During 2015, $913 million of the 3.85% notes was repaid. On January 31, 2020, the remaining $337 million of the 3.85% notes was repaid.

Other Fixed Rate Notes
On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary BPDAF consisting of $850 million of 30-year notes with a coupon rate of 5.95% and $400 million of 10-year notes with a coupon rate of 4.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations. During 2016, $152 million of the $400 million of the 4.95% notes was repaid. During 2019, the remaining $248 million of the 4.95% notes was repaid.
In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries BNAF and BGFC consisting of $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

5.75% Notes
On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary BNAF consisting of $850 million of 5.75% notes issued by BNAF that mature in 2043. $2 billion of the net proceeds from this offering was used to repay amounts outstanding under our revolving credit facility at that time. We provided an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which will rank equally with our other unsecured and unsubordinated obligations.

Amendment and Refinancing of the Credit Facility
Barrick has a credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of London Interbank Offered Rate (“LIBOR”) plus 1.125% on drawn amounts, and a commitment rate of 0.125% on undrawn amounts and includes terms to replace LIBOR with a suitable replacement as that issue develops. The replacement of LIBOR is not expected to have an impact on the consolidated financial statements. The Credit Facility currently has a termination date of January 4, 2025 and is undrawn as at December 31, 2020.

Acacia Credit Facility
In January 2013, Acacia concluded negotiations with a group of commercial banks for the provision of an export credit backed term loan facility (the “Facility”) for the amount of $142 million. The Facility was put in place to fund a substantial portion of the construction costs of the carbon in leach (“CIL”) circuit at the process plant at Bulyanhulu. The Facility has a term of seven years and, when drawn, the spread over LIBOR will be 250 basis points. The Facility is repayable in equal installments over the term of the Facility, after a two-year repayment holiday period. At December 31, 2014, the full value of the Facility was drawn. During 2015, $14 million was repaid. During 2016, $29 million was repaid. During 2017, $28 million was repaid. During 2018, $28 million was repaid. During 2019, $29 million was repaid. In January 2020, the final installment of $14 million was paid.

BARRICK YEAR-END 2020	166	NOTES TO FINANCIAL STATEMENTS

Interest

	2020		2019
For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
5.7% notes	$49	5.73%	$49	5.74%
3.85%/5.25% notes	41	5.31%	53	4.87%
5.80% notes	23	5.84%	23	5.87%
6.35% notes	38	6.39%	38	6.41%
Other fixed rate notes	70	6.38%	77	6.33%
Leases	5	6.09%	6	7.14%
Other debt obligations	34	6.16%	34	6.17%
5.75% notes	49	5.77%	49	5.79%
Acacia credit facility	—	—%	3	3.36%
Deposits on Pascua-Lama silver sale agreement (note 29)	1	0.53%	70	8.75%
Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	33	6.44%	34	6.79%
	$343		$436
Less: interest capitalized	(24)		(14)
	$319		$422
1The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

 Scheduled Debt Repayments1

	Issuer	Maturity Year	2021	2022	2023	2024	2025	2026 and thereafter	Total
7.31% notes[2]	BGC	2021	$7	$—	$—	$—	$—	$—	$7
7.73% notes[2]	BGC	2025	—	—	—	—	7	—	7
7.70% notes[2]	BGC	2025	—	—	—	—	5	—	5
7.37% notes[2]	BGC	2026	—	—	—	—	—	32	32
8.05% notes[2]	BGC	2026	—	—	—	—	—	15	15
6.38% notes[2]	BGC	2033	—	—	—	—	—	200	200
5.80% notes	BGC	2034	—	—	—	—	—	200	200
5.80% notes	BGFC	2034	—	—	—	—	—	200	200
6.45% notes[2]	BGC	2035	—	—	—	—	—	300	300
6.35% notes	BHMC	2036	—	—	—	—	—	600	600
7.50% notes[3]	BNAF	2038	—	—	—	—	—	250	250
5.95% notes[3]	BPDAF	2039	—	—	—	—	—	850	850
5.70% notes	BNAF	2041	—	—	—	—	—	850	850
5.25% notes	BGC	2042	—	—	—	—	—	750	750
5.75% notes	BNAF	2043	—	—	—	—	—	850	850
			$7	$—	$—	$—	$12	$5,097	$5,116
Minimum annual payments under leases			$13	$10	$6	$4	$4	$28	$65
1This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
2Included in Other debt obligations in the Long-Term Debt table.
3Included in Other fixed rate notes in the Long-Term Debt table.

BARRICK YEAR-END 2020	167	NOTES TO FINANCIAL STATEMENTS

c)    Derivative Instruments (“Derivatives”)
In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
● Revenue	● Prices of gold, silver and copper
● Cost of sales
o Consumption of diesel fuel, propane, natural gas, and electricity	o Prices of diesel fuel, propane, natural gas, and electricity
o Non-US dollar expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, PGK, TZS, XOF, ZAR and ZMW
● General and administration, exploration and evaluation costs	● Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, GBP, PGK, TZS, XOF, ZAR, and ZMW
● Capital expenditures
o Non-US dollar capital expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, XOF, ZAR, and ZMW
o Consumption of steel	o Price of steel
● Interest earned on cash and equivalents	● US dollar interest rates
● Interest paid on fixed-rate borrowings	● US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.
We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.
Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivatives we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”.
During 2020 and 2019, we did not enter into any derivative contracts for US dollar interest rates, currencies, or commodity inputs. During 2020, we sold 57 thousand ounces of producer gold collars (2019: nil). We had no contracts outstanding at December 31, 2020.

26 ■ Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

BARRICK YEAR-END 2020	168	NOTES TO FINANCIAL STATEMENTS

a)     Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements
At December 31, 2020	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Cash and equivalents	$5,188	$—	$—	$5,188
Other investments[1]	428	—	—	428
Derivatives	—	40	—	40
Receivables from provisional copper and gold sales	—	265	—	265
	$5,616	$305	$—	$5,921

Fair Value Measurements
At December 31, 2019	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Cash and equivalents	$3,314	$—	$—	$3,314
Other investments[1]	258	—	—	258
Derivatives	—	1	—	1
Receivables from provisional copper and gold sales	—	68	—	68
	$3,572	$69	$—	$3,641
1   Includes equity investments in other mining companies.

b)   Fair Values of Financial Assets and Liabilities

	At December 31, 2020		At December 31, 2019
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1]	$571	$571	$612	$612
Other investments[2]	428	428	258	258
Derivative assets[3]	40	40	1	1
	$1,039	$1,039	$871	$871
Financial liabilities
Debt[4]	$5,155	$7,288	$5,536	$6,854
Other liabilities	382	382	209	209
	$5,537	$7,670	$5,745	$7,063
1Includes restricted cash and amounts due from our partners.
2Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
3Primarily consists of contingency consideration received as part of the sale of Massawa.
4Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

BARRICK YEAR-END 2020	169	NOTES TO FINANCIAL STATEMENTS

c)   Assets Measured at Fair Value on a Non-Recurring Basis Valuation Techniques
Derivative Instruments
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap (“CDS”) spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and credit default swap rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales
The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets
The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

BARRICK YEAR-END 2020	170	NOTES TO FINANCIAL STATEMENTS

27 ■ Provisions

a) Provisions
	As at December 31, 2020	As at December 31, 2019
Environmental rehabilitation (“PER”)	$2,950	$2,922
Post-retirement benefits	43	43
Share-based payments	24	26
Other employee benefits	25	19
Other	97	104
	$3,139	$3,114

b) Environmental Rehabilitation
	2020	2019
At January 1	$3,078	$2,837
PERs acquired (divested) during the year	(6)	425
Closed Sites
Impact of revisions to expected cash flows recorded in earnings	79	(75)
Settlements
Cash payments	(67)	(72)
Settlement gains	(3)	(3)
Accretion	16	18
Operating Sites
PER revisions in the year	1	(87)
Settlements
Cash payments	(39)	(21)
Settlement gains	(3)	(1)
Accretion	25	57
At December 31	$3,081	$3,078
Current portion (note 24)	(131)	(156)
	$2,950	$2,922

The eventual settlement of substantially all PERs estimated is expected to take place between 2021 and 2060.

The total PER has decreased in the fourth quarter of 2020 by $121 million primarily due to changes in cost estimates at our Lumwana, Pascua-Lama, Veladero, Phoenix, Turquoise Ridge, Cortez and North Mara properties, combined with spending incurred during the quarter. For the year ended December 31, 2020, our PER balance increased by $3 million primarily due to a decrease in the discount rate, offset by the changes in cost estimates described above, combined with spending incurred in the year. A 1% increase in the discount rate would result in a decrease in PER by $374 million and a 1% decrease in the discount rate would result in a decrease in PER by $nil (as the discount rate used was 0%), while holding the other assumptions constant.

28 ■ Financial Risk Management

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.
    We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:
a.Market risk, including commodity price risk, foreign currency and interest rate risk;
b.Credit risk;
c.Liquidity risk; and
d.Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate personnel.

a) Market Risk
Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk
Gold and Copper
We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. Our corporate treasury group implements hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. During 2020, we sold 57 thousand ounces of producer gold collars. We do not have any positions outstanding as at December 31, 2020. Our gold and copper production is subject to market prices.

Fuel
On average we consume 4 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of using financial contracts to hedge our exposure to oil prices.

BARRICK YEAR-END 2020	171	NOTES TO FINANCIAL STATEMENTS

Foreign Currency Risk
The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. In addition, we have exposure to the Canadian and Australian dollars, Chilean peso, Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South African rand, and British pound through mine operating and capital costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs and overall net earnings, when translated into US dollars.

Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($5.2 billion at the end of the year); the mark-to-market value of derivative instruments; and to the interest payments on our variable-rate debt ($0.1 billion at December 31, 2020).

The effect on net earnings and equity of a 1% change in the interest rate of our financial assets and liabilities as at December 31, 2020 is approximately $30 million (2019: $18 million).

b) Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the United States and other investment grade countries, which are countries rated BBB- or higher by S&P and include Canada and the United Kingdom. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically, customer defaults have not had a significant impact on our operating results or financial position.
For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:
•Entering into derivatives with high credit-quality counterparties;
•Limiting the amount of net exposure with each counterparty; and
•Monitoring the financial condition of counterparties on a regular basis.
The Company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

	As at December 31, 2020	As at December 31, 2019
Cash and equivalents	$5,188	$3,314
Accounts receivable	558	363
	$5,746	$3,677

c) Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn credit facility are included in note 25.
Our capital structure comprises a mix of debt, non-controlling interest and shareholders’ equity. As at December 31, 2020, our total debt was $5.2 billion (debt net of cash and equivalents was $(33.0) million) compared to total debt as at December 31, 2019 of $5.5 billion (debt net of cash and equivalents was $2.2 billion).
Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of Baa1 and BBB, respectively); and drawing on the $3.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The key financial covenant in the Credit Facility (undrawn as at December 31, 2020) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick’s net debt to total capitalization ratio was 0.00:1 as at December 31, 2020).
The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts presented in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR-END 2020	172	NOTES TO FINANCIAL STATEMENTS

As at December 31, 2020
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$5,188	$—	$—	$—	$5,188
Accounts receivable	558	—	—	—	558
Derivative assets	—	40	—	—	40
Trade and other payables	1,458	—	—	—	1,458
Debt	20	16	20	5,125	5,181
Derivative liabilities	—	—	—	—	—
Other liabilities	31	72	36	243	382
As at December 31, 2019
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$3,314	$—	$—	$—	$3,314
Accounts receivable	363	—	—	—	363
Derivative assets	—	—	—	—	—
Trade and other payables	1,155	—	—	—	1,155
Debt	39	371	13	5,141	5,564
Derivative liabilities	—	—	—	—	—
Other liabilities	55	52	9	93	209

d) Capital Risk Management
Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28c.

29 ■ Other Non-Current Liabilities

	As at December 31, 2020	As at December 31, 2019
Deposit on Pascua-Lama silver sale agreement[1]	$149	$—
Deposit on Pueblo Viejo gold and silver streaming agreement[2]	447	425
Long-term income tax payable	321	241
GoT shareholder loan (note 4)	167	—
Pueblo Viejo JV partner shareholder loan	42	—
Provision for offsite remediation	50	52
Other	92	105
	$1,268	823
1Reclassified from other current liabilities.
2Revenues of $53 million were recognized in 2020 (2019: $43 million) through the draw-down of our streaming liabilities relating to a contract in place at Pueblo Viejo.

BARRICK YEAR-END 2020	173	NOTES TO FINANCIAL STATEMENTS

Pueblo Viejo Shareholder Loan
In November 2020, Pueblo Viejo entered into a $1.3 billion loan facility agreement with its shareholders (the “PV Shareholder Loan”) to provide long-term financing to expand the mine. The shareholders will lend funds pro rata in accordance with their shareholding in Pueblo Viejo. The PV Shareholder Loan is broken up into two facilities: $0.8 billion of funds that can be drawn on a pro rata basis until June 30, 2022 (“Facility I”) and $0.5 billion of funds that can be drawn on a pro rata basis until June 30, 2025 (“Facility II”). Amortized repayments for Facility I are due to begin twice yearly on the scheduled repayment dates after the earlier of full drawdown of Facility I or June 30, 2022, with a final maturity date of February 28, 2032. Amortized repayments for Facility II are due to begin twice yearly on the scheduled repayment dates after the earlier of full drawdown of Facility II or June 30, 2025, with a final maturity date of February 28, 2035. The interest rate on drawn amounts is LIBOR plus 400 basis points. During 2020, $104 million was drawn on Facility I, including $42 million from Barrick’s Pueblo Viejo JV partner.

Pascua-Lama Silver Sale Agreement
Our silver sale agreement with Wheaton requires us to deliver 25 percent of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100 percent of silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. An imputed interest expense was being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest was amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement. The completion date guarantee under the silver sale agreement for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee were not satisfied by June 30, 2020, then Wheaton had the right to terminate the agreement within 90 days of that date, in which case, they would have been entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event.
In the fourth quarter of 2019, we completed a study of the Pascua-Lama project and concluded that we do not have a plan that meets our investment criteria under our current assumptions. As a result, the deferred revenue liability was derecognized, and a current liability was recognized for the cash liability payable to Wheaton of $253 million. This adjustment resulted in $628 million recorded in Other Income for the year ended December 31, 2019 (refer to note 9) and recognizes the significant uncertainty with the timing and quantity of the delivery of any future silver production from Pascua-Lama.
Given that, as of September 28, 2020, Wheaton had not exercised its termination right, a residual liability of $253 million remains due on September 1, 2039 (assuming no future deliveries are made). This residual cash liability was remeasured to $148 million as at September 30, 2020, being the present value of the liability due in 2039 discounted at a rate estimated for comparable liabilities, including Barrick's outstanding debt. This remeasurement resulted in a gain of $104 million recorded in Other Income (refer to note 9A) for the year ended December 31, 2020. The liability of $148 million was reclassified from other current liabilities to other non-current liabilities as at September 30, 2020 and will be measured at amortized cost in future periods. The liability has a balance of $149 million as at December 31, 2020.

Pueblo Viejo Gold and Silver Streaming Agreement
On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.
    Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:
•7.5 percent of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter.
•75 percent of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

BARRICK YEAR-END 2020	174	NOTES TO FINANCIAL STATEMENTS

30 ■ Deferred Income Taxes

Recognition and Measurement
We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, equity and goodwill based on the source of the change.
Current income taxes of $16 million have been provided in the year on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $16,112 million as at December 31, 2020.
Sources of Deferred Income Tax Assets and Liabilities

	As at December 31, 2020	As at December 31, 2019
Deferred tax assets
Tax loss carry forwards	$456	$511
Tax credits	13	28
Environmental rehabilitation	358	329
Post-retirement benefit obligations and other employee benefits	30	24
Other working capital	70	75
Other	3	11
	$930	$978
Deferred tax liabilities
Property, plant and equipment	(3,375)	(3,263)
Inventory	(463)	(545)
Accrued interest payable	(28)	(26)
	($2,936)	($2,856)
Classification:
Non-current assets	$98	$235
Non-current liabilities	(3,034)	(3,091)
	($2,936)	($2,856)

The deferred tax asset of $98 million includes $43 million expected to be realized in more than one year. The deferred tax liability of $3,034 million is expected to be realized in more than one year.

Expiry Dates of Tax Losses

	2021	2022	2023	2024	2025+	No expiry date	Total
Non-capital tax losses[1]
Barbados	$13	$—	$263	$77	$655	$—	$1,008
Canada	—	—	—	—	2,176	—	2,176
Chile	—	—	—	—	—	1,050	1,050
Tanzania	—	—	—	—	—	1,455	1,455
Zambia	—	150	—	—	14	—	164
Other	—	4	12	—	21	380	417
	$13	$154	$275	$77	$2,866	$2,885	$6,270
1Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2020.

The non-capital tax losses include $4,728 million of losses which are not recognized in deferred tax assets. Of these, $13 million expire in 2021, $4 million expire in 2022, $275 million expire in 2023, $77 million expire in 2024, $2,830 million expire in 2025 or later, and $1,529 million have no expiry date.

Recognition of Deferred Tax Assets
We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:
•Historic and expected future levels of taxable income;
•Tax plans that affect whether tax assets can be realized; and
•The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred tax assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

BARRICK YEAR-END 2020	175	NOTES TO FINANCIAL STATEMENTS

Deferred Tax Assets Not Recognized

	As at December 31, 2020	As at December 31, 2019
Argentina	$105	$103
Australia	298	277
Barbados	10	17
Canada	1,127	1,097
Chile	1,037	1,074
Côte d'Ivoire	6	5
Mali	9	8
Peru	281	329
Saudi Arabia	70	70
Tanzania	110	156
United States	—	1
Zambia	—	24
	$3,053	$3,161
Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $1,092 million (2019: $1,082 million), capital loss carry forwards with no expiry date of $323 million (2019: $331 million), and other deductible temporary differences with no expiry date of $1,638 million (2019: $1,748 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2020	2019
Temporary differences
Property, plant and equipment	($112)	($1,851)
Environmental rehabilitation	29	37
Tax loss carry forwards	(54)	(27)
AMT and other tax credits	(14)	(10)
Inventory	81	(42)
Other	(10)	14
	($80)	($1,879)
Intraperiod allocation to:
Income from continuing operations before income taxes	($151)	($1,073)
Allocation to PPA	—	(799)
Sale of 50% interest in Kalgoorlie	—	12
Income Tax Payable	65	(16)
Other comprehensive income	(6)	(3)
Other	12	—
	($80)	($1,879)
Income Tax Related Contingent Liabilities
	2020	2019
At January 1	$327	$306
Net additions based on uncertain tax positions related to prior years	39	21
Reductions for tax positions of prior years	(100)	—
At December 31[1]	$266	$327
1If reversed, the total amount of $266 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

Tax Years Still Under Examination
Argentina	2010-2011, 2014-2020
Australia	2016-2020
Canada	2015-2020
Chile	2015-2020
Côte d'Ivoire	2019-2020
Democratic Republic of Congo	2019-2020
Dominican Republic	2015-2020
Mali	2017-2020
Papua New Guinea	2006-2020
Peru	2013-2020
Saudi Arabia	2019-2020
Tanzania	2018-2020
United States	2019-2020
Zambia	2018-2020

BARRICK YEAR-END 2020	176	NOTES TO FINANCIAL STATEMENTS

31 ■ Capital Stock

Authorized Capital Stock
Our authorized capital stock is composed of an unlimited number of common shares (issued 1,778,189,894 common shares as at December 31, 2020). Our common shares have no par value.

Dividends
In 2020, we declared dividends in US dollars totaling $547 million (2019: $218 million) and paid $547 million (2019: $548 million).
The Company’s dividend reinvestment plan resulted in $4 million (2019: $20 million) reinvested into the Company.

32 ■ Non-Controlling Interests

a) Non-Controlling Interests (“NCI”) Continuity
	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[2]	Loulo-Gounkoto	Tongon	Other	Total
NCI in subsidiary at December 31, 2020	38.5%	40%	16%	20%	10.3%	Various
At January 1, 2019	$—	$1,271	$502	$—	$—	$19	$1,792
Acquisitions[1]	5,910	—	—	887	61	(76)	6,782
Share of income (loss)	275	311	(7)	30	(3)	(1)	605
Cash contributed	90	—	—	—	—	50	140
Decrease in non-controlling interest[1]	—	—	(495)	—	—	—	(495)
Disbursements	(236)	(158)	—	(16)	(11)	(8)	(429)
At December 31, 2019	$6,039	$1,424	$—	$901	$47	($16)	$8,395
Share of income (loss)	965	196	57	68	9	(5)	1,290
Cash contributed	—	—	—	—	—	11	11
Increase in non-controlling interest[1]	—	—	251	—	—	—	251
Disbursements	(1,026)	(427)	(45)	(36)	(17)	(27)	(1,578)
At December 31, 2020	$5,978	$1,193	$263	$933	$39	($37)	$8,369
1Refer to note 4 for further details.
2Tanzania mines consist of North Mara, Bulyanhulu and Buzwagi.

b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests
Summarized Balance Sheets

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines		Loulo-Gounkoto		Tongon
	As at December 31, 2020	As at December 31, 2019	As at December 31, 2020	As at December 31, 2019	As at December 31, 2020	As at December 31, 2019	As at December 31, 2020	As at December 31, 2019	As at December 31, 2020	As at December 31, 2019
Current assets	$6,111	$10,977	$491	$500	$530	$525	$347	$406	$288	$158
Non-current assets	13,708	15,909	4,342	4,303	1,758	1,160	4,660	4,662	265	424
Total assets	$19,819	$26,886	$4,833	$4,803	$2,288	$1,685	$5,007	$5,068	$553	$582
Current liabilities	636	466	240	428	1,024	1,322	32	234	118	59
Non-current liabilities	1,266	1,217	1,053	932	565	321	567	634	76	106
Total liabilities	$1,902	$1,683	$1,293	$1,360	$1,589	$1,643	$599	$868	$194	$165

BARRICK YEAR-END 2020	177	NOTES TO FINANCIAL STATEMENTS

Summarized Statements of Income

	Nevada Gold Mines[1]		Pueblo Viejo		Tanzania Mines[2]		Loulo-Gounkoto		Tongon
For the years ended December 31	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Revenue	$6,299	$2,707	$1,613	$1,409	$1,213	$671	$1,208	$1,007	$507	$384
Income (loss) from continuing operations after tax	2,439	739	418	708	653	86	339	158	83	(29)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—
Total comprehensive income (loss)	$2,439	$739	$418	$708	$653	$86	$339	$158	$83	($29)
Dividends paid to NCI[3]	$1,026	$236	$6	$158	$45	$—	$36	$16	$—	$11

Summarized Statements of Cash Flows

	Nevada Gold Mines[1]		Pueblo Viejo		Tanzania Mines[2]		Loulo-Gounkoto		Tongon
For the years ended December 31	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Net cash provided by operating activities	$3,518	$1,296	$820	$504	$609	$77	$497	$259	$135	$129
Net cash provided by (used in) investing activities	(971)	(539)	(223)	(107)	(181)	(63)	(226)	(130)	(8)	61
Net cash used in financing activities	(2,668)	(379)	(651)	(397)	(270)	(30)	(189)	(80)	(2)	(107)
Net increase (decrease) in cash and cash equivalents	($121)	$378	($54)	$—	$158	($16)	$82	$49	$125	$83
1 Nevada Gold Mines was formed July 1, 2019 and therefore 2019 results are presented from July 1, 2019 onwards.
2 Tanzania mines consist of North Mara, Bulyanhulu and Buzwagi. 2019 reflects full year results.
3 Includes partner distributions.

33 ■ Related Party Transactions

The Company’s related parties include its subsidiaries, joint operations, joint ventures and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services. Transactions between the Company and its subsidiaries and joint operations, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in 2020.

Remuneration of Key Management Personnel
Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2020	2019
Salaries and short-term employee benefits[1]	$33	$22
Post-employment benefits[2]	4	1
Share-based payments and other[3]	45	28
	$82	$51
1 Includes annual salary and annual short-term incentives/other bonuses earned in the year.
2 Represents Company contributions to retirement savings plans.
3 Relates to DSU, RSU, PRSU and LTIP grants and other compensation.

BARRICK YEAR-END 2020	178	NOTES TO FINANCIAL STATEMENTS

34 ■ Stock-Based Compensations

a)    Global Employee Share Plan (GESP)
In 2016, Barrick launched a Global Employee Share Plan. This is a plan awarded to all eligible employees. During 2020, Barrick contributed and expensed $nil to this plan (2019: $nil).
b)    Restricted Share Units (RSUs) and Deferred Share Units (DSUs)
Compensation expense for RSUs was a $45 million charge to earnings in 2020 (2019: $39 million) and is presented as a component of general and administrative expenses and cost of sales, consistent with the classification of other elements of compensation expense for those employees who had RSUs.
Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2020, the weighted average remaining contractual life of RSUs was 0.83 years (2019: 0.74 years).

DSU and RSU Activity (Number of Units in Thousands)

	DSUs	Fair value	RSUs	Fair value
At January 1, 2019	764	$11.2	3,751	$36.0
Settled for cash	(404)	(6.5)	(2,131)	(30.7)
Forfeited	—	—	(1,157)	(15.8)
Granted	116	1.9	2,600	35.3
Credits for dividends	—	—	47	0.8
Change in value	—	2.2	—	15.9
At December 31, 2019	476	$8.8	3,110	$41.5
Settled for cash	—	—	(2,136)	(47.3)
Forfeited	—	—	(313)	(5.7)
Granted	85	2.0	1,923	35.2
Credits for dividends	—	—	39	0.9
Change in value	—	2.0	—	14.0
At December 31, 2020	561	$12.8	2,623	$38.6

c)    Performance Granted Share Units (PGSUs)
In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2020, 3,962 thousand units had been granted at a fair value of $52 million (2019: 3,867 thousand units at a fair value of $33 million).

d)    Barrick Share Purchase Plan (BSPP)
In 2018, Barrick launched a Barrick Share Purchase Plan. This plan encourages Barrick employees to purchase Company shares by matching their contributions one to one up to an annual maximum. During 2020, Barrick contributed and expensed $8 million to this plan (2019: $3 million).

e) Long-Term Incentive Plan (LTIP)
In 2019, Barrick assumed the Long-Term Incentive Plan as a result of the Merger. Under this plan, restricted shares are issued to selected employees subject to certain performance criteria. During 2020, Barrick expensed $8 million (2019: $9 million) to this plan.

f)    Stock Options
Under Barrick’s stock option plan, certain officers and key employees of the Company may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options are exercisable over seven years. At December 31, 2020, 0.1 million (2019: 0.3 million) stock options were outstanding.
Compensation expense for stock options was $nil in 2020 (2019: $nil), and is presented as a component of corporate administration, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options had no impact on earnings per share for 2020 and 2019.
Total intrinsic value relating to options exercised in 2020 was $2 million (2019: $1 million).

Employee Stock Option Activity (Number of Shares in Millions)

	2020		2019
	Shares	Average Price	Shares	Average Price
C$ options
At January 1	0.2	$10	0.3	$13
Exercised	(0.1)	10	(0.1)	16
At December 31	0.1	$10	0.2	$10
US$ options
At January 1	0.1	$32	0.5	$37
Cancelled/expired	(0.1)	32	(0.4)	39
At December 31	—	$—	0.1	$32

BARRICK YEAR-END 2020	179	NOTES TO FINANCIAL STATEMENTS

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value[1] ($ millions)	Shares	Average price	Intrinsic value[1] ($ millions)
C$ options
$9 - $17	0.1	$10	1.6	$1	0.1	$10	$1
1 Based on the closing market share price on December 31, 2020 of C$29.00.

As at December 31, 2020, there was $nil (2019: $nil) of total unrecognized compensation cost relating to unvested stock options.

35 ■ Post-Retirement Benefits

Barrick operates various post-employment plans, including both defined benefit and defined contribution pension plans and other post-retirement plans. The table below outlines where the Company’s post-employment amounts and activity are included in the financial statements:

For the years ended December 31	2020	2019
Balance sheet obligations for:
Defined pension benefits	$42	$39
Other post-retirement benefits	1	4
Liability in the balance sheet	$43	$43
Income statement charge included income statement for:
Defined pension benefits	$2	$1
Other post-retirement benefits	(3)	—
	($1)	$1
Measurements for:
Defined pension benefits	($4)	($5)
Other post-retirement benefits	—	2
	($4)	($3)

The amounts recognized in the balance sheet are determined as follows:

For the years ended December 31	2020	2019
Present value of funded obligations	$—	$69
Fair value of plan assets	(5)	(76)
(Surplus) deficit of funded plans	($5)	($7)
Present value of unfunded obligations	47	46
Total deficit of defined benefit pension plans	$42	$39
Impact of minimum funding requirement/asset ceiling	—	—
Liability in the balance sheet	$42	$39
a)   Defined Benefit Pension Plans
We have qualified defined benefit pension plans that cover certain of our former United States and Canadian employees and provide benefits based on an employee’s years of service. The plans operate under similar regulatory frameworks and generally face similar risks. The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trust are governed by local regulations and practice in each country. Responsibility for governance of the plans - overseeing all aspects of the plans including investment decisions and contribution schedules - lies with the Company. We have set up pension committees to assist in the management of the plans and have also appointed experienced independent professional experts such as actuaries, custodians and trustees.

During 2020, the Company settled one of its defined benefit pension plans that covered certain United States employees. A settlement arrangement was agreed with the plan trustees that paid out all pension plan obligations relating to employees that participated in the plan. The expense recognized in the Income Statement for 2020, in relation to this settlement, was $1 million. A surplus of $5 million in assets is still outstanding and will be transferred to qualified replacement plans in the United States to cover Barrick’s contributions to those plans.

The significant actuarial assumptions were as follows:

As at December 31	Pension Plans 2020	Other Post-Retirement Benefits 2020	Pension Plans 2019	Other Post-Retirement Benefits 2019
Discount rate	1.95%-2.20%	2.25%	2.50%-3.30%	3.35%

BARRICK YEAR-END 2020	180	NOTES TO FINANCIAL STATEMENTS

b)   Other Post-Retirement Benefits
We provide post-retirement medical, dental, and life insurance benefits to certain employees in the United States. All of these plans are unfunded. The weighted average duration of the defined benefit obligation is 8 years (2019: 9 years).

	Less than a year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
Pension benefits	$27	$7	$20	$95	$149
Other post-retirement benefits	—	—	1	3	4
At December 31, 2019	$27	$7	$21	$98	$153
Pension benefits	4	4	12	36	56
Other post-retirement benefits	—	—	—	—	—
At December 31, 2020	$4	$4	$12	$36	$56
c)    Defined Contribution Pension Plans
Certain employees take part in defined contribution employee benefit plans and we also have a retirement plan for certain officers of the Company. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $75 million in 2020 (2019: $41 million).

36 ■ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims
In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Proposed Canadian Securities Class Actions (Pascua-Lama)
Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The proceedings alleged that the Company made false and misleading statements to the investing public relating to (among other things) capital cost and schedule estimates for the Pascua-Lama project (the “Project”), environmental compliance matters in Chile, as well as alleged internal control failures and certain accounting-related matters.
Two of the Ontario proceedings were subsequently consolidated into one proceeding. That consolidated proceeding and the Quebec proceeding have moved ahead in the manner described below. None of the other five proceedings has been pursued. One was never served, one was dismissed on consent, two were discontinued and one was stayed by Court order.
The Statement of Claim in the remaining Ontario proceeding indicates that the proposed representative plaintiffs purport to seek damages on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The defendants in this proceeding are the Company and Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver (all of whom are former officers of the Company), and the claim for damages is stated to be more than $3 billion. In August 2018, the Company and other defendants delivered their Statement of Defence. In June 2019, plaintiffs’ counsel indicated that they are pursuing claims only in respect of the period from July 28, 2011 to November 1, 2013.
The Quebec proceeding purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. However, the parties agreed that, by operation of the applicable statute of limitations, statutory secondary market misrepresentation claims could only be pursued in respect of the period from April 30, 2011 to November 1, 2013. The focus of the Quebec proceeding is on allegations concerning the Company’s public disclosures relating to matters of environmental compliance. The defendants are the Company and Messrs. Regent, Sokalsky, Al-Joundi and Kinver, and an unspecified amount of damages is being sought. No Statement of Defence has been filed or is required to be filed at this stage.
In both Ontario and Quebec, the proposed representative plaintiffs have brought motions seeking: (i) leave of the Court to proceed with statutory secondary market misrepresentation claims pursuant to provincial securities legislation; and (ii) orders certifying the actions as class actions, and therefore allowing the proposed representative plaintiffs to pursue statutory secondary market misrepresentation claims and other claims on behalf of the proposed classes.
In the Quebec proceeding, both motions were heard in May 2019 with additional oral submissions in December 2019. In March 2020, the Superior Court of Quebec denied both motions. As a result, subject to appeal, the proposed representative plaintiff cannot pursue the statutory secondary market misrepresentation claims, and can only pursue his other purported claims on an individual basis rather than on behalf of other shareholders. The proposed representative plaintiff has filed an appeal. The hearing of that appeal has not yet been scheduled.
In the Ontario proceeding, the motion for leave to proceed with statutory secondary market misrepresentation claims was heard in July 2019. In October 2019, the

BARRICK YEAR-END 2020	181	NOTES TO FINANCIAL STATEMENTS

Ontario Superior Court of Justice dismissed all but one of those claims, and dismissed all of the statutory secondary market misrepresentation claims as against Mr. Regent and Mr. Kinver. With respect to the sole remaining statutory secondary market misrepresentation claim, the Court denied leave to proceed in respect of securityholders other than common shareholders. The sole remaining statutory secondary market misrepresentation claim pertains to a statement concerning the water management system in Chile made by the Company in its Management's Discussion and Analysis for the second quarter of 2012. The Company filed a motion in the Divisional Court for leave to appeal the decision to allow that claim to proceed. The motion for leave to appeal was denied in October 2020. The proposed representative plaintiffs filed an appeal to the Court of Appeal for Ontario in respect of the claims that were dismissed. That appeal was heard over two days in November 2020. The Court has reserved judgment.
The motion for class certification in Ontario has not yet been heard. The Ontario Superior Court of Justice has indicated that it currently does not intend to hear that motion until after the Court of Appeal for Ontario has decided the appeal described above.
The Company intends to vigorously defend the remaining proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome.

Pascua-Lama – SMA Regulatory Sanctions
In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Project, received a Resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires CMN to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013.
In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Project. The review of the Project’s water management system may require a new environmental approval and the construction of additional water management facilities.
In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claimed that the fine was inadequate and requested more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Original Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Original Resolution. On March 3, 2014, the Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Original Resolution. The Environmental Court did not annul the portion of the Original Resolution that required the Company to halt construction on the Chilean side of the Project until the water management system is completed in accordance with the Project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.
On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision.
On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015.
On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).
On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement.
Following the issuance of the Revised Resolution, the Company reversed the estimated amount previously recorded for any additional proposed administrative fines in

BARRICK YEAR-END 2020	182	NOTES TO FINANCIAL STATEMENTS

this matter. In addition, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million in the fourth quarter of 2017. No additional amounts have been recorded for any potential liability arising from the Antofagasta Environmental Court’s October 12, 2018 ruling and subsequent review by the SMA, as the Company cannot reasonably predict any potential losses and the SMA has not issued any additional proposed administrative fines.
On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back to the Environmental Court for review by a different panel of judges.  The Chilean Supreme Court did not review the merits of the Revised Resolution, which remains in effect.
On September 17, 2020, the Antofagasta Environmental Court issued a ruling in which it upheld the closure order and sanctions imposed on CMN by the SMA in the Revised Resolution from January 2018. As part of its ruling, the Environmental Court also ordered the SMA to reevaluate certain environmental infringements contained in the Revised Resolution which may result in the imposition of additional fines against CMN. The Company confirmed that it will not appeal the Environmental Court’s decision, and the Chilean side of the Pascua-Lama project will now be transitioned to closure in accordance with that ruling.
On October 6, 2020, a group of local farmers challenged the Environmental Court’s decision. The challenge, which was brought before the Chilean Supreme Court, claims that the fines imposed by the SMA were inadequate and seeks to require the SMA to issue additional and more severe sanctions against CMN. The Chilean Supreme Court has not yet decided whether to accept this appeal.

Veladero – September 2015 Release of Cyanide-Bearing Process Solution
San Juan Provincial Regulatory Sanction Proceeding
On September 13, 2015, a valve on a leach pad pipeline at the Company’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. Minera Andina del Sol SRL (formerly, Minera Argentina Gold SRL) (“MAS”), Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAS and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site continued in accordance with a court order until November 28, 2018 when that order was rescinded.
On October 9, 2015, the San Juan Provincial mining authority initiated an administrative sanction process against MAS for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. On March 15, 2016, MAS was formally notified of the imposition of an administrative fine in connection with the solution release. On April 6, 2016, MAS sought reconsideration of certain aspects of the decision but paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. On July 11, 2017, the San Juan government rejected MAS’ administrative appeal of this decision. On September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts. MAS has implemented a remedial action plan at Veladero in response to the incident, as required by the San Juan Provincial mining authority.

Criminal Matters
Provincial Action
On March 11, 2016, a San Juan Provincial Court laid criminal charges based on alleged negligence against nine current and former MAS employees in connection with the solution release (the “Provincial Action”). On August 15, 2017, the Court of Appeals confirmed the indictment against eight of the nine individuals that had been charged with alleged negligence in connection with the solution release. MAS is not a party to the Provincial Action. On August 23, 2018, the eight defendants in the Provincial Action were granted probation. The terms of the probation did not require the defendants to recognize any wrongdoing. If the defendants complied with good behavior and community service requirements for one year, the Provincial Action would be dismissed.
All defendants have completed the probationary period for community service and good behavior. Dismissal of the charges in the Provincial Action has been requested.
Federal Investigation
A federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAS to prevent the 2015 solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016.
On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release. As a result of this decision, the investigation into the incident continued to be conducted by the San Juan Provincial judge in the Provincial Action.
On April 11, 2018, the federal judge indicted three former federal officials alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls. After an appeal process, on July 10, 2018, the Court of Appeals confirmed the indictments. On October 16, 2018, the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls during 2015 was concluded and the case was sent to trial.

BARRICK YEAR-END 2020	183	NOTES TO FINANCIAL STATEMENTS

On June 29, 2018, the federal judge ordered additional environmental studies to be conducted in communities downstream from the Veladero mine as part of the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls. On July 6, 2018, the Province of San Juan challenged this order on jurisdictional grounds. On August 9, 2018, the Federal Court ordered additional studies. One of the defendants appointed an expert to monitor the sampling and analysis required to perform such studies. The Federal Court rejected the jurisdictional challenge, which resulted in an appeal to the Federal Supreme Court on August 24, 2018 to adjudicate jurisdiction.
On October 8, 2020, the Federal Supreme Court upheld the appeal filed by the Province of San Juan, finding that the Federal Court does not have jurisdiction to order additional environmental studies in communities downstream from the Veladero mine as part of its investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls.

Glaciers Investigation
On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal government officials to regulate the Veladero mine under Argentina’s glacier legislation (the “Glacier Investigation”). On June 16, 2017, MAS submitted a motion to challenge the federal judge’s decision to assign this investigation to himself. MAS also requested to be admitted as a party to the proceeding in order to present evidence in support of MAS. On September 14, 2017, the Court of Appeals ordered the federal judge to consolidate the two investigations and allowed MAS to participate in the consolidated Federal Investigation. On November 21, 2017, the Court of Appeals clarified that MAS is not a party to the case and therefore did not have standing to seek the recusal of the federal judge.  The Court recognized MAS’ right to continue to participate in the case without clarifying the scope of those rights.
On November 27, 2017, the federal judge indicted four former federal government officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s national glacier legislation including the methodology used to complete the national inventory of glaciers, a portion of which was published on October 3, 2016, and also requiring the National Ministry of the Environment and Sustainable Development to determine if there has been any environmental damage to glaciers since the glacier law went into effect in light of his decision. On December 12, 2017, the National Ministry of the Environment and Sustainable Development clarified that it does not have jurisdiction to audit environmental damage to glaciers, as this is the responsibility of the Provincial authorities.
On March 5, 2018, the Court of Appeals confirmed the indictment against the four former federal officials in relation to the Glacier Investigation. On August 6, 2018, the case related to the enforcement of the national glacier legislation was assigned to a federal trial judge.
In total, six former federal officials were indicted under the Federal Investigation and the Glacier Investigation (one of whom has been indicted on two separate charges) and will face trial. In 2019, the former federal official indicted on separate charges under both the Federal Investigation and the Glacier Investigation passed away. As a result, the charges against him have been dropped.
Due to the Argentine response to Covid-19 and a procedural challenge by one of the former federal officials, the oral arguments originally scheduled for April and May 2020 in this matter have been postponed and have not yet been rescheduled.
No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict any potential losses.

Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution
Temporary Suspension of Operations and Regulatory Infringement Proceeding
On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAS has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.
On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAS. On December 2, 2016, the San Juan Provincial mining authority notified MAS of two charges under the infringement proceeding for alleged violations of the Mining Code. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above.
On September 14, 2017, the San Juan Provincial mining authority consolidated the administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident and the March 2017 incident described below (see “Veladero - March 2017 Release of Gold-bearing Process Solution” below).
On December 27, 2017, MAS received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident described below. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. On March 28, 2018, MAS was notified that the San Juan Provincial mining authority had rejected the

BARRICK YEAR-END 2020	184	NOTES TO FINANCIAL STATEMENTS

request for reconsideration. A further appeal was filed on April 20, 2018 and will be heard and decided by the Governor of San Juan.

Veladero – Cyanide Leaching Process Civil Action
On December 15, 2016, MAS was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the Valley Leach Facility (“VLF”). In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAS implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. MAS replied to the lawsuit on February 20, 2017. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environmental damage had increased as a result of the March 28, 2017 release of gold-bearing process solution incident described below (see “Veladero - March 2017 Release of Gold-bearing Process Solution” below). The Company responded to the new allegations and intends to continue defending this matter vigorously. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Veladero – March 2017 Release of Gold-bearing Process Solution
Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide
On March 28, 2017, the monitoring system at the Company’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.
On March 29, 2017, the San Juan Provincial mining authority issued a violation notice against MAS in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of corrective actions.
On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAS as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the San Juan Provincial mining authority consolidated this administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident described above and the March 2017 incident. On October 10, 2017, the San Juan Provincial mining authority notified MAS of two charges under the infringement proceeding for alleged violations of the Mining Code in connection with the March 2017 incident.
On December 27, 2017, MAS received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident described above and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. On March 28, 2018, MAS was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal will be heard and decided by the Governor of San Juan.

Provincial Amparo Action
On March 30, 2017, MAS was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claimed to be living in Jachal, Argentina, seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAS and the San Juan Provincial mining authority to provide additional information to the Jachal Court in connection with the incident.
The Company filed a defense to the provincial amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan Provincial mining authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented. Further developments in this case are pending a decision by the Argentine Supreme Court as to whether the Federal Court or Provincial Court has jurisdiction to assess the merits of the amparo remedy. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court (see “Veladero - Release of Gold-bearing Process Solution - Federal Amparo Action” below).
No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Federal Amparo Action
On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident described above. The amparo protection action sought a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAS submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAS also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On June 23, 2017, the Federal Court decided that it

BARRICK YEAR-END 2020	185	NOTES TO FINANCIAL STATEMENTS

was competent to hear the case, and referred the case to the Court of Appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Provincial Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. On July 30, 2017, the Court of Appeals referred the jurisdictional dispute to the Supreme Court. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court. On October 1, 2020, the Company was notified that the National Ministry of the Environment had petitioned the Federal Court to resume the proceedings following the Supreme Court’s decision that it is competent to hear the case.
No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Veladero – Tax Assessment and Criminal Charges
On December 26, 2017, MAS received notice of a tax assessment (the “Tax Assessment”) for 2010 and 2011, amounting to ARS 543 million (approximately $6.5 million at the prevailing exchange rate at December 31, 2020), plus interest and fines. The Tax Assessment primarily claims that certain deductions made by MAS were not properly characterized, including that (i) the interest and foreign exchange on loans borrowed between 2002 and 2006 to fund Veladero’s construction should have been classified as equity contributions, and (ii) fees paid for intercompany services were not for services related to the operation of the Veladero mine.
On June 21, 2018, the Argentinean Federal Tax Authority (“AFIP”) confirmed the Tax Assessment, which MAS appealed to the Federal Tax Court on July 31, 2018. A hearing for the appeal has not yet been scheduled.
In November 2018, MAS received notice that AFIP filed criminal charges against current and former employees serving on its board of directors when the 2010 and 2011 tax returns were filed (the “Criminal Tax Case”).
Hearings for the Criminal Tax case were held between March 25 and March 27, 2019. The defendants filed a motion to dismiss based on the statute of limitations, which was granted in part and which has been appealed by the prosecution.
The Company filed Mutual Agreement Procedure applications in Canada on December 21, 2018, and in Argentina on March 29, 2019, pursuant to the Canada-Argentina Income Tax Convention Act (the "Canada-Argentina Tax Treaty") to escalate resolution of the Tax Assessment to the competent authority (as defined in the Canada-Argentina Tax Treaty) in an effort to seek efficient resolution of the matter.
In the Criminal Tax Case, the Argentinean Federal Tax Authority's appeal of the trial court's ruling on the defendants' motion to dismiss on statute of limitations grounds was denied. Additional evidence from an Argentine income tax expert will be submitted to the trial court to support the defendants’ arguments.
The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously. No amounts have been recorded for any potential liability arising from the Tax Assessment or the Criminal Tax Case, as the Company cannot reasonably predict the outcome.
Perilla Complaint
In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome Inc., which was acquired by the Company in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs' motion to admit an amended complaint and also filed an opposition to the plaintiffs' motion to admit on the same basis. By Order dated November 9, 2011, the Court granted a motion to suspend the proceedings filed by the plaintiffs. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. To date neither the plaintiffs nor the Company has advised the Court of an intention to resume the proceedings. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan
In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy (the “Petitioners”) versus Placer Dome Inc. and Barrick Gold Corporation. In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. (“Placer Dome”) and the Company, ordered Placer Dome and the Company to make a verified return of the Writ within ten (10) days of service and referred the case to the Court of Appeal (the “Court”) for hearing. The Petition alleges that Placer Dome violated the Petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac River tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The Petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome, which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. A Writ of Kalikasan brought under the then-new Rules of Procedure in Environmental Cases (the “Environmental Rules”) is intended to be a mechanism for speedy relief and the Environmental Rules impose rigid deadlines and other requirements on such proceedings, including that a petitioner file and serve all evidence on which it relies at the outset of the proceeding and a respondent file all evidence

BARRICK YEAR-END 2020	186	NOTES TO FINANCIAL STATEMENTS

on which it relies within 10 days of being served. While the Company complied with this requirement and filed extensive affidavit evidence, including expert affidavits, at the time it filed its Return Ad Cautelam in April 2011, the Petitioners did not file any affidavits in support of their Writ and the only evidence filed or referenced by the Petitioners was various documents and news articles with no person testifying to their contents. The Company filed a motion challenging the Court’s jurisdiction over both the proceedings and the Company at the outset of the proceedings, and also challenged the constitutionality of the Environmental Rules pursuant to which the Petition was filed.
In October 2011, the proceedings were suspended to permit the Petitioners to explore the possibility of a settlement. Although discussions ended without a resulting settlement by December 2013, with the exception of a few inquiries by the Court as to the status of the settlement and the Petitioners’ intentions, the proceedings remained essentially inactive between October 2011 and September 2018 when the Petitioners sought to have the suspension lifted and the proceedings resume.
In March 2019, the Court lifted the suspension of proceedings. Between March 2019, when the suspension of proceedings was lifted and January 2020, the Court has: (i) rejected the Company’s constitutional objections and held that the Court has jurisdiction based on a “tentative” determination that the Company was doing business in the Philippines made exclusively on the basis of unproved allegations made by the Petitioners in their petition; (ii) directed a court-annexed mediation, which did not result in settlement; (iii) dismissed the Company’s arguments that the proceedings should be dismissed for delay, laches and due process reasons; (iv) conducted a preliminary case conference in January 2020; and (v) permitted the Petitioners to file late two affidavits in September 2019, over the Company’s objections. The Company has consistently challenged all adverse Court decisions, including by way of certiorari to the Supreme Court. In all instances, such attempts have been unsuccessful.
A tentative trial date in March 2020 was postponed due to the Philippine government's response to the Covid-19 pandemic. Subsequently, a September 2020 trial date was set, but later cancelled by the Court because of a late request by Petitioners’ counsel, over the objections of the Company.
Since June 2020, the Petitioners have taken numerous steps to attempt to seek to expand the issues for consideration by the Court in these proceedings beyond the scope of the original Writ and also to supplement the evidentiary record outside the strict limitations of the Environment Rules, including by: (i) filing a motion asking the Court to issue a Temporary Environmental Protection Order on broader grounds than those pleaded in the original Writ; (ii) filing a motion requesting a discovery order for the “ocular inspection” of various physical locations in or around the Marcopper Mine site on the basis of alleged issues not previously pleaded in the original Writ; and (iii) filing a motion days prior to a scheduled trial date seeking to cancel the trial date and revert the proceedings to the preliminary conference stage to allow the Petitioners to file additional evidence, to add additional individuals to their list of witnesses, and to file additional judicial affidavits on behalf of additional witnesses. The Company has objected to such steps in materials filed with the Court.
On October 27, 2020, the Province of Marinduque filed a Motion for Leave to Intervene and a Petition in Intervention in the Supreme Court (the “Intervention Motion”). In the Intervention Motion, the Province sought leave to intervene in the case and effectively also sought to expand the scope of relief to include claims regarding alleged maintenance and structural integrity issues of infrastructure at the Marcopper Mine site, amongst other issues not raised in the original Writ of Kalikasan. On November 17, 2020, the Supreme Court issued a Resolution referring the Intervention Motion to the Court; however, the Company did not receive notice of this Resolution until January 26, 2021. On January 21, 2021, the Court issued a resolution admitting the Intervention Motion before the Court, granting the Intervention Motion and accepting for filing the Petition in Intervention. The January 21, 2021 Resolution was issued without the Court affording the Company due process and an opportunity to respond to the merits of the Intervention Motion. On February 9, 2021 the Company filed a Motion for Partial Reconsideration of the January 21, 2021 Resolution seeking to set aside the granting of the Intervention Motion by the Court and to have the Intervention Motion dismissed.
On November 25, 2020, the Court set a new trial date of December 2, 2020. The trial began on December 2, 2020, with the Petitioners calling a new witness not disclosed prior to September 2020 and stating their intention to call seven more unspecified witnesses. The Company has made multiple filings and submissions recording its objections to the Petitioners being permitted to call witnesses whose affidavits have been delivered outside the prescribed time requirements and years after the Company has filed its evidence in response to the Petitioners claims.
On January 7, 2021, the Petitioners filed an urgent motion to cancel the second trial date scheduled for January 11, 2021 on the basis that the witness they intended to call would not be able to appear at the hearing. The Company objected. Although the Court issued an order dismissing the Petitioners’ request to cancel the January 11, 2021 hearing date, the Court nevertheless effectively granted the relief sought by the Petitioners by acknowledging that the Petitioners’ next witness could be called instead on the reserved hearing date on January 27, 2021.
On January 21, 2021, the Court ruled on the Company’s objections to the Petitioners being permitted to call witnesses whose affidavits are delivered late and ordered the Petitioners to submit all of their remaining judicial affidavits within a non-extendable 15 days from notice (by February 10, 2021). It is not clear how many additional witnesses the Petitioners intend to call or will be permitted to call. The Company intends to seek reconsideration of this ruling.
The Petitioners called one witness on January 27, 2021. The next reserved hearing date is February 24, 2021.
No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome. The Company intends to continue to defend the action vigorously.

Malian Tax Dispute
Each of Loulo and Gounkoto (which together form the Loulo-Gounkoto complex) and Morila have separate legally binding establishment conventions with the State of Mali, which guarantee fiscal stability, govern applicable taxes and

BARRICK YEAR-END 2020	187	NOTES TO FINANCIAL STATEMENTS

allow for international arbitration in the event of disputes. Despite these establishment conventions, prior to the Merger, Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $268 million at January 1, 2019. As at the end of the second quarter of 2019, the total claim for 2018 and prior year periods had risen to $275 million.
During 2016, Randgold received payment demands in respect of certain of these disputed amounts, and consequently, from 2016 up to December 2018, Randgold paid tax advances to the State of Mali to support the resolution of the tax disputes, which after offsetting other tax payments resulted in a receivable being recorded of $41 million. As part of the purchase price allocation for the Merger, the fair value of this receivable was reduced to nil. In July 2019, a further advance of $43 million was paid to the State of Mali as part of a settlement proposal to resolve outstanding assessments with respect to 2016 and prior year periods. In addition, a further $17 million was accrued, bringing the total amount recorded for these events to $60 million at the end of the second quarter of 2019. This additional accrual amount was recorded as a further update to the purchase price allocation, and was paid in the fourth quarter of 2019.
In January 2020, the Government of Mali signed a protocol (the “Malian Protocol”), which set forth the terms of its working relationship with the Company, including an agreement on tax principles that effectively reflects the Company’s tax filings in 2017 and subsequent years.
The Company has settled all of the historic tax disputes, including the reconciliation of VAT balances as at June 30, 2019, with the State of Mali and the matters are now closed. The existing disputes were settled for an amount within the provision recorded for these matters in the Company’s 2019 Annual Financial Statements.
The Malian tax authorities have commenced an audit of Loulo and Gounkoto for the 2017, 2018 and 2019 financial years, in accordance with the principles set out in the Malian Protocol. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

Reko Diq Arbitration
Barrick currently indirectly holds 50% of the shares of Tethyan Copper Company Pty Limited (“TCC”), with Antofagasta plc (“Antofagasta”) indirectly holding the other 50%. On November 15, 2011, the Government of the Province of Balochistan notified Tethyan Copper Company Pakistan (Private) Limited (“TCCP”) (the local operating subsidiary of TCC) of the rejection of TCCP’s application for a mining lease for the Reko Diq project, to which TCCP was lawfully entitled subject only to "routine" government requirements. On November 28, 2011, TCC filed a request for international arbitration against the Government of Pakistan (“GOP”) with the International Centre for Settlement of Investment Disputes (“ICSID”) asserting breaches of the Bilateral Investment Treaty (“BIT”) between Australia (where TCC is incorporated) and Pakistan.
On March 20, 2017, the Tribunal issued its decision, rejecting the GOP’s position. In March 2019, ICSID closed the record in the arbitration.
In July 2019, ICSID awarded $5.84 billion in damages to TCC in relation to the arbitration claims and unlawful denial of a mining lease for the Reko Diq project (the “ICSID Award”). Damages include compensation of
$4.087 billion in relation to the fair market value of the Reko Diq project at the time the mining lease was denied, and interest until the date of the ICSID Award of $1.753 billion. Compound interest continues to apply at a rate of US Prime +1% per annum until the ICSID Award is paid.
In November 2019, the GOP applied to annul TCC’s damages award, which resulted in an automatic stay on TCC from pursuing enforcement action.  ICSID has constituted a committee (the “Annulment Committee”) to hear the annulment application, consisting of a president from South Korea and additional members from Mexico and Finland.
On September 17, 2020, with respect to the automatic stay of enforcement of the July 12, 2019 ICSID Award, the Annulment Committee ruled that: (i) the stay of enforcement of the ICSID Award would be continued on a conditional basis; (ii) Pakistan shall provide an unconditional and irrevocable bank guarantee or letter of credit for 25% of the ICSID Award, plus accrued interest as of the date of the decision, from a reputable international bank based outside of Pakistan, pledged in favor of TCC and to be released on the order of the Committee; (iii) Pakistan shall provide the Annulment Committee with a letter signed by Pakistan’s Minister of Finance or the official having full authority to bind Pakistan that, to the extent the ICSID Award is not annulled, it undertakes to recognize and pay the ICSID Award in compliance with its obligations under the ICSID convention; and (iv) should Pakistan not furnish the security and undertaking in the terms as set out above, to the satisfaction of the Annulment Committee, within 30 days after notification of the decision, the stay of enforcement in the amount of 50% of the ICSID Award, plus accrued interest as of the date of the decision, shall be lifted.
If Pakistan does not satisfy its security and undertaking obligation, in order to commence collection TCC must within 30 days satisfy two conditions: (1) establish an escrow account under the sole control of an international escrow agent and under the direction of the Annulment Committee into which any collected amounts will be placed; and (2) provide “an undertaking, to the satisfaction of the Annulment Committee, that, if the ICSID Award is annulled, TCC will pay any amounts that Pakistan cannot recover from the escrow account that will hold assets obtained from enforcement, excluding those amounts due to Pakistan’s third-party creditors.” To date, Pakistan has not posted the surety or undertaking.
On November 20, 2020, TCC commenced collection actions in the British Virgin Islands ("BVI"). On December 3, 2020, the BVI Court recognized the ICSID Award, issued a provisional charging order against shares of PIA Investments, Minhal Inc. and PIA Hotels, companies TCC alleges to be assets of the GOP, injunctions against dissipation of value and or redomiciling those companies, and receivership over the assets of those companies. The GOP is opposing those orders and seeking to have them dissolved.
The Company cannot reasonably estimate the financial effect of the ICSID Award. No amounts have been recognized at this time.

Porgera Special Mining Lease Extension
Porgera's Special Mining Lease (“SML”) terminated on August 16, 2019. The Company applied for a 20-year extension of the SML in June 2017 and has been engaging

BARRICK YEAR-END 2020	188	NOTES TO FINANCIAL STATEMENTS

with the Government of Papua New Guinea on this matter since then. On August 2, 2019, the National Court of Papua New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its SML was being considered. Also in 2019, in response to a request from Papua New Guinea Prime Minister Marape, the Company proposed a benefit-sharing arrangement that would deliver more than half the economic benefits from the Porgera mine to Papua New Guinea stakeholders, including the Government, for the remainder of the life of mine, estimated at 20 years.
On April 24, 2020, Barrick Niugini Limited (“BNL”), the majority owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that the SML would not be extended. The Company believes the Government’s decision not to extend the SML is tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL. The Company has been engaged in ongoing discussions with Prime Minister Marape and his Government in light of the potentially catastrophic impact of this decision for the communities at Porgera and in Enga Province, and for the country as a whole. On October 15, 2020, BNL and Prime Minister Marape issued a joint press release indicating that they had productive discussions toward mutually acceptable arrangements for a new Porgera partnership to reopen and operate the mine going forward. It further indicated that the parties had agreed in principle that Papua New Guinea will take a major share of equity under the new arrangements and BNL will retain operatorship and there will be a fair sharing of the economic benefits. Efforts to reach a memorandum of agreement to make these concepts and additional points binding are underway. In the meantime, all legal proceedings continue as discussed below.
BNL has been pursuing and will pursue all legal avenues to challenge the Government’s decision and to recover any damages that BNL may suffer as a result of the Government’s decision. Based on the communication received from the Government of Papua New Guinea that the SML would not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. BNL remains in possession of the mine to conduct care and maintenance.
On April 28, 2020, BNL filed a Judicial Review action against the Government of Papua New Guinea in the Papua New Guinea National Court of Justice. Judicial Review is a proceeding that challenges the procedural and constitutional adequacy of government administrative actions. The Judicial Review action seeks to quash the decision not to extend the SML on the grounds that the Government did not comply with the applicable legal standards and processes.
Trial was set to commence in the Judicial Review action on August 12, 2020. BNL sought leave to appeal two procedural rulings of the National Court that would affect the trial to the Supreme Court of Papua New Guinea. The Government of Papua New Guinea then asked the National Court to dismiss the Judicial Review action on purely procedural grounds. On September 1, 2020, the Court granted the Government’s request and dismissed the Judicial Review action. BNL appealed that decision to the Supreme Court on September 7, 2020.
On October 1 and 6, 2020, the Supreme Court reversed the National Court's decision and granted BNL’s appeals of the two procedural rulings. The Supreme Court has not yet heard BNL’s appeal of the National Court’s dismissal of the Judicial Review action.
On August 25, 2020, the Government of Papua New Guinea purported to grant a new special mining lease covering the Porgera Mine to Kumul Mineral Holdings Limited (“Kumul”), the state-owned mining company. BNL immediately took administrative steps seeking to force the Government of Papua New Guinea to delay or withdraw the issuance of the special mining lease to Kumul. These administrative steps were not successful and on September 24, 2020, BNL commenced another Judicial Review action seeking to quash the decision to issue the special mining lease to Kumul. On January 26, 2021, the National Court granted BNL leave for the Judicial Review. In its decision, the Court declared itself satisfied that there was an arguable case that warrants the grant of the leave.
On July 9, 2020, BNL initiated conciliation proceedings before the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”). Through this conciliation, BNL seeks to reach an agreement for the extension of the SML on terms that will be mutually beneficial to the Company and to all Papua New Guinea stakeholders.
Simultaneously with BNL initiating the conciliation proceedings, Barrick (PD) Australia Pty Limited (“Barrick PD”), the Company’s subsidiary and an investor in the Porgera mine, has given notice to the Government of Papua New Guinea that a dispute has arisen under the Bilateral Investment Treaty (“BIT”) between Papua New Guinea and Australia, and has referred the dispute to arbitration before the ICSID. Barrick PD seeks to recover damages it has already suffered and damages it may suffer in the future by virtue of the Government’s wrongful refusal to grant an extension of the SML. The dispute notice expressly invites the Government to engage in consultations and negotiations in an attempt to resolve the investment treaty dispute.

Porgera Tax Audits
In April 2020, BNL received a position paper from the Internal Revenue Commission ("IRC") in Papua New Guinea asserting various proposed adjustments and other tax liabilities amounting to $131 million (not including penalties, based on the kina foreign exchange rate as at December 31, 2020) arising from tax audits of BNL conducted for 2006 through 2015. BNL responded to the position paper on June 30, 2020. On October 2, 2020, BNL received amended assessments from the IRC which increased the amount of proposed adjustments and other taxes to $485 million (including penalties, based on the kina foreign exchange rate as at December 31, 2020). The Company has reviewed the amended assessments and concluded that there is no merit to the IRC’s tax audit adjustments, except for certain immaterial items for which a provision had already been made. BNL filed objections to the amended assessments on November 30, 2020 in accordance with the Papua New Guinea Income Tax Act.
The Company intends to defend its position vigorously and has not recorded any additional estimated amounts for the potential liability arising from the amended assessments as the Company cannot reasonably predict the outcome.

BARRICK YEAR-END 2020	189	NOTES TO FINANCIAL STATEMENTS

Tanzania – Concentrate Export Ban and Related Disputes
On March 3, 2017, the GoT announced a general ban on the export of metallic mineral concentrates (the "Ban") following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the Ban located at the port in Dar es Salaam.
During the second quarter of 2017, the GoT initiated investigations which resulted in allegations of historical undeclared revenue and unpaid taxes by Acacia and its predecessor companies. Acacia subsequently received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties. In addition, following the end of the third quarter of 2017, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Acacia disputed these assessments through arbitration and the Tanzanian tax appeals process, respectively.
In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the GoT introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review. Barrick continues to monitor the impact of all new legislation in light of Acacia's Mineral Development Agreements with the GoT.
On October 19, 2017, Barrick announced that it had agreed with the GoT on a proposed framework for a new partnership between Acacia and the GoT. Acacia did not participate directly in these discussions as the GoT had informed Barrick that it wished to continue dialogue solely with Barrick. Barrick and the GoT also agreed to form a working group that would focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the GoT included (i) the creation of a new Tanzanian company to provide management services to Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the GoT’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the GoT, staged over time, on terms to be settled by the working group. Barrick and the GoT also reviewed the conditions for the lifting of the Ban.
On February 20, 2019, Barrick announced that it had arrived at a proposal with the GoT that set forth the commercial terms to resolve outstanding disputes concerning Acacia’s operations in Tanzania.
On May 19, 2019, the GoT Negotiating Team wrote to Acacia’s three Tanzanian operating companies (the “TMCs”) to indicate that the GoT had resolved not to proceed to execute final agreements for the resolution of Acacia’s disputes if Acacia was one of the counterparties to the agreements.
On July 12, 2019, Acacia’s North Mara mine received a letter from the Mining Commission of the Tanzanian Ministry of Minerals informing it that the Mining Commission is soon to conduct an inspection of North Mara's gold production (the "No Export Letter"). The No Export Letter stated that export permits for gold shipments from North Mara would be issued following completion of this inspection.
Following an investigation conducted by the Mining Commission on July 30 and 31, 2019, the North Mara mine received a letter from the Mining Commission (the “Inspection Findings Letter”) stating that it believes that certain provisions of the Mining Regulations, 2010 were violated and directing the North Mara mine to submit a feasibility study report and current mine plan for its approval by August 16, 2019. The Inspection Findings Letter also authorized the resumption of gold exports from North Mara subject to its adherence to the export procedure.
On July 19, 2019, the Acacia Transaction Committee Directors and Barrick published a firm offer announcement pursuant to Rule 2.7 of the City Code on Takeovers and Mergers (“Rule 2.7 Announcement”) announcing that they had reached agreement on the terms of a recommended final offer by Barrick for the ordinary share capital of Acacia that Barrick did not already own (see “Key Business Developments - Acacia Mining plc”), with the belief that the recommended final offer would enable Barrick to finalize the terms of a full, final and comprehensive settlement of all of Acacia’s existing disputes with the GoT. To facilitate this and in anticipation of the Rule 2.7 Announcement, on July 17, 2019, Acacia announced that Bulyanhulu Gold Mine Limited and Pangea Minerals Limited would immediately seek a stay of their international arbitration proceedings with the GoT.
On September 12, 2019, the High Court of Justice in England and Wales made an order sanctioning the scheme of arrangement under Part 26 of the Companies Act 2006 (the "Scheme"), and on September 17, 2019, Barrick completed the acquisition of all of the shares of Acacia that the Company did not already own pursuant to the Scheme. Acacia ceased trading on the London Stock Exchange and became a wholly-owned subsidiary of Barrick called Barrick TZ Limited.
On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick.  The final agreements were submitted to the Tanzanian Attorney General for review and legalization.
The terms of the signed agreement are consistent with those previously announced, including the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”); the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution

BARRICK YEAR-END 2020	190	NOTES TO FINANCIAL STATEMENTS

mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.
The Settlement Payment will be paid in installments, with an initial payment of $100 million which was paid to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement, subject to certain cash flow conditions.
On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT received a free carried shareholding of 16% in each of the Tanzania mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.
In October 2020, Twiga paid a maiden interim cash dividend of $250 million, of which $40 million was paid to the GoT.
Barrick and the GoT continue efforts to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.
See note 21 of these Financial Statements for impairment losses/reversals arising from these matters.

Tanzanian Revenue Authority Assessments
The Tanzanian Revenue Authority (“TRA”) issued a number of tax assessments to Acacia related to past taxation years from 2002 onwards. Acacia believed that the majority of these assessments were incorrect and filed objections and appeals accordingly in an attempt to resolve these matters by means of discussions with the TRA or through the Tanzanian appeals process. Overall, it was Acacia’s assessment that the relevant assessments and claims by the TRA were without merit.
The claims include an assessment issued to Acacia in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia (then African Barrick Gold plc) to its shareholders from 2010 to 2013. Acacia appealed this assessment on the substantive grounds that, as an English incorporated company, it was not resident in Tanzania for taxation purposes. In August 2020, the Tanzanian Court of Appeal found African Barrick Gold plc (now called Barrick TZ Limited) to be tax resident in Tanzania upholding an earlier decision from the Tanzania Revenue Authority, and that as a result, withholding tax was payable on the dividends of $41.3 million, plus accrued interest, previously declared and paid between 2010 to 2013, inclusive. During October 2020, Barrick TZ Limited filed a motion for the Court of Appeal to review this decision with written submissions following in December 2020. No date has been set for the Court of Appeal to review its decision.
Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia was resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments were levied on certain of Acacia’s net profits before tax. Acacia appealed these assessments at the TRA Board level. Acacia’s substantive grounds of appeal were based on the correct interpretation of Tanzanian permanent establishment principles and law, relevant to a non-resident English incorporated company.
In addition, the TRA issued adjusted tax assessments totaling approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. For more information about these adjusted tax assessments, see “Acacia Mining plc - Concentrate Export Ban and Related Disputes” above.
On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick.  The final agreements were submitted to the Tanzanian Attorney General for review and legalization.
On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”) and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT will receive a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments.
The terms of the signed agreement are consistent with those previously announced, including the Settlement Payment; the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.
The Settlement Payment will be paid in installments, with an initial payment of $100 million which was paid to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement, subject to certain cash flow conditions.
All of the tax disputes with the TRA were considered resolved as part of the settlement with the GoT described above under "Tanzania – Concentrate Export Ban and Related Disputes." As noted above, Barrick and the GoT continue efforts to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

BARRICK YEAR-END 2020	191	NOTES TO FINANCIAL STATEMENTS

Zaldívar Chilean Tax Assessment
On August 28, 2019, Barrick's Chilean subsidiary that holds the Company's interest in the Zaldívar mine, Compañía Minera Zaldívar Limitada ("CMZ"), received notice of a tax assessment from the Chilean Internal Revenue Service ("Chilean IRS") amounting to approximately $1 billion in outstanding taxes, including interest and penalties (the "Zaldívar Tax Assessment"). The Zaldívar Tax Assessment primarily claims that CMZ improperly claimed a deduction relating to a loss on an intercompany transaction prior to recognizing and offsetting a capital gain on the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015. CMZ filed an administrative appeal with the Chilean IRS on October 14, 2019. Following initial meetings with CMZ, the Chilean IRS agreed with CMZ’s position and reduced the Assessment to $575 million including interest and penalties. CMZ will continue discussions with the Chilean IRS, prior to the authority's final decision.
On March 17, 2020, Compañía Minera Zaldívar Limitada ("CMZ"), Barrick’s Chilean subsidiary that holds the Company’s interest in the Zaldívar mine, filed a claim against the Chilean IRS at the Tax Court of Coquimbo (the “Tax Court”) to nullify the tax assessment relating to the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015 (the “2015 Tax Assessment”). The Chilean IRS filed their response to CMZ’s claim on April 13, 2020.
On May 22, 2020, the Tax Court held a conciliation hearing which did not result in the resolution of the matter. The Tax Court then granted a joint proposal from CMZ and the Chilean IRS to suspend the legal case until October 2020 while settlement discussions continue.
In April 2020, the Chilean IRS initiated an audit of CMZ for 2016 relating to the same claims included in the 2015 Tax Assessment. This audit resulted in a new tax assessment against CMZ (the “2016 Tax Assessment”). On September 9, 2020, CMZ filed a claim at the Tax Court to nullify the 2016 Tax Assessment and the Chilean IRS filed its response on October 7, 2020.
On September 29, 2020, the Tax Court approved CMZ's request to consolidate its challenges to the 2015 and 2016 Tax Assessments (collectively, the “Zaldívar Tax Assessments”) in a single proceeding. Court proceedings have been delayed as a result of the Covid-19 pandemic, but are expected to commence in March 2021.
The Company believes that the Zaldívar Tax Assessments are without merit and intends to vigorously defend its position. No amounts have been recorded for any potential liability arising from the Zaldívar Tax Assessment as the Company cannot reasonably predict the outcome.

Massawa Senegalese Tax Dispute
The Company received a Notice for Reassessment, dated May 7, 2020, from the Senegalese Tax Authority (“SRA”) asserting capital gains and withholding tax liabilities and penalties of approximately $228 million (as calculated at December 31, 2020) arising from the disposal of the subsidiary that held the Company’s interest in the Massawa project in March 2020. The amount was subsequently reduced to $216 million (as calculated at December 31, 2020) in a Confirmation of Reassessment dated July 13, 2020. The Company has reviewed the Notice for Reassessment and the Confirmation of Reassessment and has concluded that the proposed tax claims are without merit as Massawa’s mining convention with the State of Senegal specifically precludes them. The Company submitted its responses to the SRA on June 5, 2020 and September 2, 2020, and intends to vigorously defend its position. Discussions with the SRA are ongoing. No amounts have been recorded for any potential liability arising from the Notice for Reassessment or the Confirmation of Reassessment as the Company cannot reasonably predict the outcome.

BARRICK YEAR-END 2020	192	NOTES TO FINANCIAL STATEMENTS